UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number:   1-15062

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.

One Time Warner Center

New York, New York 10019

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

Time Warner Savings Plan

Years Ended December 31, 2015 and 2014

With Report of Independent Registered Public

Accounting Firm

TIME WARNER SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

YEARS ENDED DECEMBER 31, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee

Time Warner Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Time Warner Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Time Warner Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible, delinquent participant contributions, and assets (held at end of year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Time Warner Savings Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

New York, New York

June 23, 2016

TIME WARNER SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(thousands)

	December 31,
	2015	2014
Investments at fair value:
Commingled trust funds	$1,219,105	$1,084,603
Time Warner common stock	295,216	439,530
Other common stocks	1,312,998	1,423,591
Mutual funds	439,753	508,000
U.S. government and agency securities	227,518	254,862
Other fixed income securities	116,924	136,453
Cash, cash equivalents and other investments	32,196	29,840

Total investments at fair value	3,643,710	3,876,879

Investments at contract value:
Synthetic investment contracts	491,412	517,283

Total investments	4,135,122	4,394,162

Contributions receivable:
Employer	8,187	9,000
Participants	1	1,567
Notes receivable from participants	57,893	59,802
Receivables for securities sold	201,850	99,577
Other assets	13,206	6,432

Total assets	4,416,259	4,570,540

Payables for securities purchased	279,231	77,131
Other liabilities	33,003	69,226

Total liabilities	312,234	146,357

Net assets available for benefits	$4,104,025	$4,424,183

See accompanying notes.

TIME WARNER SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(thousands)

	Year Ended December 31,
	2015	2014
Net assets available for benefits at beginning of year	$4,424,183	$4,996,789

Changes in net assets:
Investment income, net of fees	46,134	66,118
Net realized and unrealized (depreciation) appreciation in the fair value of investments	(155,688)	227,095

Net investment (loss) income	(109,554)	293,213

Employing company contributions	122,612	127,736
Participant contributions, including rollover contributions	161,128	171,405
Participant loan interest income	3,291	3,023
Participant withdrawals	(495,523)	(397,104)
Administrative expenses	(2,112)	(2,532)
Plan transfer	—	(768,347)

Net change	(320,158)	(572,606)

Net assets available for benefits at end of year	$4,104,025	$4,424,183

See accompanying notes.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

1. Description of the Plan

The following is an abbreviated description of the Time Warner Savings Plan (the “Plan”). Time Warner Inc. (“Time Warner”) is the Plan sponsor. More complete descriptions of the Plan are provided in the Plan documents, as amended, and the summary plan description/prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner and certain of its subsidiaries and affiliates (each, an “Employing Company” and, collectively, the “Employing Companies”).

The Plan is the only participating plan in the Time Warner Defined Contribution Plans Master Trust (the “Master Trust”) and is a “Qualified Automatic Contribution Arrangement” in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), and thus is exempt from nondiscrimination testing.

The Plan administrator is a committee (the “Administrative Committee”) appointed by Time Warner’s board of directors. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

On June 6, 2014, Time Warner completed the legal and structural separation of Time Inc. from Time Warner (the “Time Separation”). Immediately after 11:59 p.m. EDT on June 6, 2014, Time Warner distributed all outstanding shares of Time Inc. common stock to Time Warner stockholders at a distribution ratio of one share of Time Inc. common stock for every eight shares of Time Warner common stock held on the May 23, 2014 record date (the “Time Inc. Distribution”). As a result of the Time Inc. Distribution, the Plan received 647,145 shares of Time Inc. common stock with a value of $15.1 million. The shares were credited to eligible Plan participants’ accounts in the Time Warner Inc. Stock Fund. In accordance with the provisions of the Plan, an independent fiduciary, Fiduciary Counselors Inc., was appointed to exercise control over the Time Inc. common stock received in the Time Warner Inc. Stock Fund as a result of the Time Inc. Distribution. In 2014, Fiduciary Counselors Inc. sold all of the Time Inc. common stock received by the Time Warner Inc. Stock Fund and reinvested the proceeds in Time Warner common stock, other than 380 shares of Time Inc. common stock that were distributed to participants who were eligible to receive shares in the Time Inc. Distribution and withdrew their account balances from the Plan prior to June 6, 2014.

Investment Funds, Contributions and Vesting

The Plan provides for multiple investment funds made available through the trustee of the Master Trust, Fidelity Management Trust Company (“Fidelity”), pursuant to the Master Trust. The Plan’s investment funds consist of four asset allocation (target risk) funds and 14 core investment funds (ten of which are actively managed and four of which are index funds). The Plan also offers a self-directed brokerage option that is limited to mutual funds. Participant contributions, Matching Contributions (as defined below) and Rollovers (as defined below) may generally be invested in specified increments in the investment funds. Participants may periodically transfer account balances among the investment funds offered under the Plan.

Contributions or investment fund transfers into the Time Warner Inc. Stock Fund, an employee stock ownership plan component of the Plan, are prohibited, but Plan participants who hold Time Warner common stock in the Time Warner Inc. Stock Fund have the option to reinvest cash dividends paid by Time Warner on its common stock in Time Warner common stock through the Time Warner Inc. Stock Fund in lieu of receiving the cash dividends.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant’s eligible compensation, up to an annual limit established by the Internal Revenue Service (“IRS”). The elective deferral amount for highly compensated employees is 50% for the pre-tax contributions, subject to the limit established by the IRS. After two months of continuous employment (or, with respect to employees classified as hourly or temporary employees, after 1,000 hours of credited service in any one year), matching contributions by Employing Companies (“Matching Contributions”) are made as a percentage of a participant’s contributions to the Plan and are capped at certain percentages of the participant’s eligible compensation deferred.

All newly eligible Plan participants and employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are automatically enrolled in the Plan at a pre-tax contribution rate of 3%, unless they change their contribution rate or opt out of the Plan. Unless participants who were automatically enrolled in the Plan elected or elect otherwise, their contribution rate automatically increased by an additional 1% of eligible compensation beginning on either January 1, 2012 or the first anniversary of their automatic enrollment date (depending on the date they were automatically enrolled) and will continue to increase by an additional 1% of eligible compensation annually until the 6% maximum pre-tax contribution rate for automatic contributions is reached. These participant contributions and Matching Contributions are invested in the Qualified Default Investment Alternative (the Growth Asset Allocation Fund), unless participants elect other investment option(s). Participants who are automatically enrolled in the Plan may change their contribution rate or opt out of the Plan at any time.

Matching Contribution rates for eligible Plan participants are consistent across all participating Employing Companies at a rate of 133 1⁄3% on up to the first 3% of eligible compensation deferred and 100% on up to the next 3% of eligible compensation deferred.

Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan (“Rollovers”). Rollovers are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits. Rollovers for 2015 and 2014 were $16.2 million and $16.3 million, respectively.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions (“Employing Company Contributions”). Each participant’s account is credited with the participant’s contributions, Rollovers, Employing Company Contributions and any earnings or losses thereon, as appropriate. Participant contributions, Rollovers and any earnings thereon are fully vested.

Matching Contributions and earnings thereon generally vest based on years or periods of service as follows:

Vesting of Matching Contributions Made and Earnings Thereon:(1)
March 1, 2007 Through June 30, 2010		On or After July 1, 2010
Years or Periods of Service	Vested Percentage	Years or Periods of Service	Vested Percentage

Less than 1 year	0%	Less than 2 years	0%
1 but less than 2 years	20%	2 years or more	100%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 years or more	100%

(1)	Any completed service prior to the dates set forth in this table generally counts toward vesting.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Matching Contributions and any earnings thereon also become fully vested upon a participant’s termination of service due to death or disability, attainment of age 65, or upon the termination of the Plan.

Forfeited Accounts

Forfeited Employing Company Contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeited Employing Company Contributions and earnings thereon for 2015 and 2014 were $4.0 million and $3.8 million, respectively. The amount of forfeited nonvested accounts as of December 31, 2015 and 2014 was $5.3 million and $3.2 million, respectively, and is included in the Statement of Net Assets Available for Benefits.

Notes Receivable From Participants

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts. The maximum number of loans a participant may have outstanding is limited to three at any one time, in the form of either one primary residence loan and two general loans or three general loans; provided, however, that if the primary residence loan was obtained by December 31, 2007, it does not limit the availability of the three general loans. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual investment funds and the participant loan fund. Loan terms may be for up to five years or 15 years if for the purchase of a primary residence. Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence may have loan terms of up to 30 years based on the provisions of the plan from which the original loan was obtained. Interest rates charged for loans originated under the Plan within any quarter are set at the prime rate in effect on the first day of such quarter plus 1%. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set in accordance with the provisions of the plan from which the original loan was obtained. Interest rates on outstanding participant loans as of December 31, 2015 and 2014 ranged from 4.25% to 10.50%.

Payment of Benefits

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Generally, on termination of service, participants are eligible to receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all investment funds in the Plan will be paid in cash, except for benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Plan Termination

Although it has not expressed any intent to do so, Time Warner reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the net assets of the Plan will be distributed to participants in accordance with the Plan’s provisions and applicable law.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Plan Transfer

Effective as of January 1, 2014, Time Inc., a subsidiary of Time Warner at that date, established the Time Inc. Savings Plan (the “Time Plan”), a defined contribution savings plan intended to be tax-qualified. As of January 3, 2014, net assets in the amount of $756.8 million and participant loans in the amount of $11.6 million were transferred out of the Plan into the Time Plan, in connection with the transfer of the account balances and participant loans of participating employees at Time Inc. and its consolidated subsidiaries after giving effect to the Time Separation.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Costs and expenses incurred for the purchase, sale or transfer of investments reflected in the accompanying financial statements are considered a cost of the investment or a reduction in the proceeds of a sale, as appropriate. Investment management fees and certain administrative costs are paid by the Plan’s investment funds and are included in Investment income, net of fees in the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Participant withdrawals are recorded when paid.

Administrative Expenses

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, recordkeeping, custodial and trustee services. Other administrative costs, such as compensation of employees responsible for the administration of the Plan, are paid by Time Warner.

Reclassification

Certain 2014 amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan, other than synthetic investment contracts, are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for additional information and disclosures related to fair value measurements.

Synthetic investment contracts are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Accounting Guidance Adopted in 2015

Net Asset Value Practical Expedient

During 2015, the Plan early adopted, on a retrospective basis, guidance that eliminated the requirement to categorize within the fair value hierarchy all investments for which net asset value per share is used as practical expedient to measure fair value. Accordingly, the fair value hierarchy table in Note 4 does not include these investments, which consist of commingled trust funds, and instead Note 4 includes these investments in a separate table. As of December 31, 2015 and 2014, the fair value of investments for which net asset value per share is used as a practical expedient to measure fair value totaled $1.2 billion and $1.1 billion, respectively.

Simplification of Fully Benefit-Responsive Investment Contracts and Other Investment Disclosures

Also during 2015, the Plan early adopted, on a retrospective basis, guidance issued in July 2015 that simplifies (i) the measurement, presentation and disclosure regarding fully benefit-responsive investment contracts and (ii) investment disclosure requirements. Under the new guidance, fully benefit-responsive investment contracts (e.g., synthetic investment contracts held by the Plan) are required to be shown at contract value instead of fair value in the Plan’s Statement of Net Assets Available for Benefits. Accordingly, the Plan’s Statement of Net Assets Available for Benefits as of December 31, 2015 and 2014 includes the synthetic investment contracts held by the Plan at contract values of $491.4 million and $517.3 million, respectively. The difference between contract value and fair value as of December 31, 2015 and 2014 of $4.9 million and $9.4 million, respectively, is presented in Note 7 as a reconciliation to the IRS Form 5500. Because these investments are presented at contract value under the new guidance, they are no longer required to be included in the fair value hierarchy table in Note 4 and disclosures on valuation techniques and average yield information are no longer required in the notes to the Plan’s financial statements.

The new guidance also simplifies plan investment disclosures by (i) eliminating the requirement to disaggregate plan investments based on their nature, characteristics, risk and general type and instead requiring that plan investments be disaggregated only by general type, either on the face of the financial statements or in the notes to the financial statements, (ii) providing that the aggregate net appreciation or depreciation in the fair value of plan assets can be disclosed rather than requiring such disclosure for each general type of investment, and (iii) eliminating the requirement to disclose individual investments with a value equal to or greater than 5% of net assets available for benefits. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

3. Investments

Plan investments are made in a variety of investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Capital Preservation Fund, an investment fund available in the Plan, includes fully benefit-responsive synthetic investment contracts that are valued at contract value in the Statement of Net Assets Available for Benefits. In a synthetic investment contract, debt securities (such as fixed-income, asset-backed and mortgage-backed securities) are purchased and then a financial institution agrees to provide for liquidity and an adjustable rate of return thereon (a “Wrapper”), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. As required for the IRS Form 5500 filing, these investments are valued at fair value in the Schedule of Assets (Held at End of Year). See Note 7 for a reconciliation of the financial statements to the Form 5500.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

•	complete or partial termination of the Plan;

•	any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow;

•	merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and

•	any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of an event that would limit the ability of the Capital Preservation Fund to transact at contract value is not probable. The completion of the Time Separation did not limit the ability of the Capital Preservation Fund to transact at contract value.

A Wrapper issuer may terminate a Wrapper contract at any time by providing the appropriate notification. In the event that the market value of the Capital Preservation Fund’s covered assets is below their contract value at the time of such termination, Fidelity, as the Capital Preservation Fund’s investment manager, may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund’s covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund’s Crediting Rate (as defined below).

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of individual fund investments, net of investment management and certain administrative fees (the “Crediting Rate”). The Crediting Rate is calculated daily. Wrapper contracts use the Crediting Rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the Crediting Rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at such portfolio’s current yield to maturity for a period equal to such portfolio’s duration. The Crediting Rate is the discount rate that equates that estimated future market value with such portfolio’s current contract value. Crediting Rates are reset monthly. The Wrapper contracts are designed so that the Crediting Rate will not fall below 0%.

Certain investment managers of investment funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, in accordance with established guidelines of the investment funds. Derivative financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. Changes in the fair value of derivative financial instruments are recorded in the Statement of Changes in Net Assets Available for Benefits; therefore, no gains or losses are deferred. At December 31, 2015 and 2014, the fair value of derivative financial instruments held by the Plan was not material. The derivative financial instruments held by the Plan at December 31, 2015 consisted of interest rate and credit default swap contracts, futures contracts and interest rate and currency option contracts. The derivative financial instruments held by the Plan at December 31, 2014 consisted of interest rate and credit default swap contracts, futures contracts and interest rate option contracts. Significant derivative positions at December 31, 2015 included futures contracts with aggregate notional amounts of $296.6 million in a liability position and $68.5 million in an asset position. The derivative positions at December 31, 2014 were not material.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

4. Fair Value Measurements

A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The following table presents information about the Plan’s assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2015 and 2014 (thousands):

	December 31, 2015				December 31, 2014
Asset Category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets
Equity securities:
Time Warner common stock	$295,216	$—	$—	$295,216	$439,530	$—	$—	$439,530
Other common stocks	1,312,998	—	—	1,312,998	1,423,591	—	—	1,423,591
Mutual funds(a)	439,753	—	—	439,753	508,000	—	—	508,000

Fixed income securities:
U.S. government and agency securities	110,524	116,994	—	227,518	194,836	60,026	—	254,862
Other fixed income securities	—	116,924	—	116,924	—	136,453	—	136,453
Cash, cash equivalents and other investments:
Cash and cash equivalents	19,278	12,254	—	31,532	12,936	4,725	—	17,661
Derivatives	57	569	—	626	31	809	—	840
Other investments(b)	38	—	—	38	38	11,300	1	11,339

Total Assets	2,177,864	246,741	—	2,424,605	2,578,962	213,313	1	2,792,276

Liabilities
Derivatives	(248)	(1,065)	—	(1,313)	(37)	(204)	—	(241)
U.S. government and agency securities	—	(24,902)	—	(24,902)	—	(62,629)	—	(62,629)

Total	$2,177,616	$220,774	$—	$2,398,390	$2,578,925	$150,480	$1	$2,729,406

(a)

At December 31, 2015, mutual funds consisted of $189,103 in Fidelity Brokerage Link, $170,140 in the Manning & Napier Overseas Fund, $80,097 in the DFA Emerging Markets Core Equity Portfolio Institutional Class Fund and $413 in the PIMCO Short Term Floating NAV Portfolio II. At December 31, 2014, mutual funds consisted of $194,762 in Fidelity Brokerage Link, $181,693 in the Manning & Napier Overseas Fund, $85,814 in the DFA Emerging Markets Core Equity Portfolio Institutional Class Fund and $45,731 in the PIMCO Short Term Portfolio Institutional Class.

(b)

At December 31, 2015, other investments consisted of $38 of preferred stocks. At December 31, 2014, other investments consisted of $738 of preferred stocks, $10,600 of repurchase agreements and $1 of warrants.

Investments that are measured at fair value using the net asset value per share as a practical expedient have not been categorized in the fair value table above and are as follows (thousands):

	December 31,
Asset Category	2015	2014
Commingled trust funds(a)	$1,219,105	$1,084,603

(a)

At December 31, 2015, the underlying securities held in commingled trust funds consisted of approximately 31% of marketable fixed income securities and 69% of equity securities. At December 31, 2014, the underlying securities held in commingled trust funds consisted of approximately 21% of marketable fixed income securities and 79% of equity securities.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The following table reconciles the beginning and ending balances of the Plan’s assets classified as Level 3 for the years ended December 31, 2015 and 2014 (thousands):

	December 31, 2015		December 31, 2014
Asset Category	Other Investments	Total	Investment Grade Corporate Bonds	Mortgage Related Obligations	Other Investments	Total

Balance at beginning of period	$1	$1	$394	$1,881	$3	$2,278
Actual return on plan assets:
Relating to assets still held at end of period	—	—	(20)	(1)	(2)	(23)
Relating to assets sold during the period	—	—	26	1	—	27
Purchases	—	—	—	—	—	—
Sales	—	—	(400)	(90)	—	(490)
Issuances	—	—	—	—	—	—
Settlements	(1)	(1)	—	(1,791)	—	(1,791)
Transfers into Level 3	—	—	—	—	—	—
Transfers out of Level 3	—	—	—	—	—	—

Balance at end of period	$—	$—	$—	$—	$1	$1

Investments are recorded by the Plan on a trade date basis at fair value or contract value, as applicable. The following is a description of the valuation methodologies used for assets measured at fair value.

Commingled trust funds: Valued at the net asset value per unit at year end as reported to Fidelity by each fund company managing such trusts. Investments in the underlying commingled trust funds can generally be redeemed daily at net asset value.

Equity securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Fixed income securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded. Securities not traded on an active market are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Due to the subjectivity involved in this assessment, these investments may be classified in Level 3 of the fair value hierarchy. As of December 31, 2015 and 2014, there were no fixed income securities classified as level 3.

Cash equivalents and other investments: Cash equivalents consist of investments in short-term investment funds and a money market fund valued at net asset value per unit equal to one dollar at year end. Other investments can consist of certificates of deposit, commercial paper, repurchase agreements, warrants, and futures, option and swap contracts. Certificates of deposit and repurchase agreements are valued at amortized cost, which approximates fair value. Commercial paper is valued using broker quotes that utilize observable market inputs. Warrants are valued based on the relationship of the exercise price to the value of the underlying security. Futures and option contracts are generally valued at closing settlement prices. Swap contracts are marked-to-market as the net amount due to and from the Plan in accordance with the terms of the contract based on the closing level of the relevant market rate of interest.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

5. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock and/or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner common stock contributed in 2015 or 2014 as Employing Company Contributions to the Plan. The Plan may also purchase or sell shares of Time Warner common stock directly from or to Time Warner. There were no purchases or sales of Time Warner common stock by the Plan directly from or to Time Warner in 2015 or 2014.

Certain Plan investments are managed by Fidelity. Fidelity has appointed JP Morgan Chase and State Street Bank to act as individual sub-custodians for certain Plan investments. JP Morgan Chase replaced Citibank, N.A. as a sub-custodian in July 2015. Therefore, Fidelity’s management of such Plan investments and Citibank, N.A.’s, JP Morgan Chase’s and State Street Bank’s holdings of such investments as sub-custodians qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transaction rules under ERISA.

In addition, certain of the Plan’s investments are securities that have been issued by the Plan’s investment managers, custodian, sub-custodians, other service providers and their affiliated entities. The Plan’s investments in these securities also qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transactions rules under ERISA.

6. Tax Status of Plan

The Plan has received a determination letter from the IRS, dated April 14, 2015, stating that the Plan is qualified under Section 401(a) of the Code, subject to the Company’s adoption of certain amendments to the Plan. The Plan has been amended to comply with the determination letter issued by the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax exempt. The Plan is subject to audits, from time to time, by various authorities. The Administrative Committee believes the Plan’s information statement on Form 5500 is subject to examination for years after 2011. The IRS is currently auditing the Plan with respect to the year ended December 31, 2014.

7. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2015 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan’s net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500 (thousands):

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$4,104,025	$4,424,183
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,901	9,386

Net assets per the Form 5500	$4,108,926	$4,433,569

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Year Ended
December 31,
2015

Net investment loss from the Plan per the financial statements	$(109,554)
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(9,386)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,901

Net investment loss from the Plan per the Form 5500	$(114,039)

Supplemental Schedules

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule G, Part I – Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2015

				Amount Received During Reporting Year			Amount Overdue
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Party-in Interest	Identity and Address of Obligor

Detailed Description

of Loan Including Dates

of Making and Maturity,

Interest Rate, the Type

and Value of Collateral,

any Renegotiation of the

Loan and the Terms of

the Renegotiation and

Other Material Items

			Original Amount of Loan	Principal	Interest	Unpaid Balance at End of Year	Principal	Interest

	Glitnir Bank	GLITNIR 3ML+273.25 6/16 144A	$411,000	$—	$—	$12,402	$—	$12,402
	Glitnir Bank	GLITNIR BK MTN 6.33% 7/11 144A	279,000	—	—	279,000	279,000	—
	Kaupthing Bank	KAUPTHING BK 5.75% 10/4/11 144A	120,000	—	—	120,000	120,000	—
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	1,177,000	—	—	1,191,459	1,177,000	14,459
	Kaupthing Bank	KAUPTHING MTN 7.125% 5/19/16 144A	130,000	—	—	9,263	—	9,263
	Landsbankinn	LANDSBANK IS MTN 6.1% 8/25/11	641,000	—	—	641,000	641,000	—

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                   Plan: #336

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2015

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions

Check Here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VCFP	Contributions Pending Correction in VCFP	Total Fully Corrected Under VCFP and PTE 2002-51

	$—	$3,680	$—	N/A

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2015

Shares or Units	Description	Current Value
	Commingled Trust Funds
16,321,682	Blackrock MSCI ACWI ex-u.s. IMI Index Fund M.*	$171,795,489
5,290,035	BlackRock Equity Index - Fund H*	408,412,928
2,556,662	BlackRock Extended Equity - Market Fund K*	190,596,497
18,349,926	Blackrock US Debt Index Fund W*	373,267,797
5,174,637	FIAM Select Global Plus*	75,032,228

	Total Commingled Trust Funds	$1,219,104,939

4,564,968	Time Warner Common Stock*	$295,216,481

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
	Other Common Stocks
2,600	ABBVIE INC	$154,024
95,449	ACADIA HEALTHCARE CO INC	5,961,745
43,344	ACADIA PHARMACEUTICALS	1,545,214
29,500	ADOBE SYSTEMS INC	2,771,230
110,000	ADT CORP	3,627,800
8,938	ADURO BIOTECH INC	251,515
650,000	AEGON NV (NY REGD) NY REG	3,685,500
12,500	AETNA INC	1,351,500
55,500	AIR LEASE CORP CL A	1,858,140
25,600	AKAMAI TECHNOLOGIES INC	1,347,328
25,645	AKORN INC	956,815
14,000	ALASKA AIR GROUP INC	1,127,140
65,630	ALERE INC	2,565,477
61,810	ALEXION PHARMACEUTICALS	11,790,258
48,753	ALIBABA GROUP HLD SPON AD	3,962,156
37,600	ALIGN TECHNOLOGY INC	2,475,960
28,570	ALLEGIANT TRAVEL CO	4,794,903
46,147	ALLERGAN PLC	14,420,938
40,445	ALLIANCE DATA SYS CORP	11,185,874
91,182	ALLSCRIPTS HLTHCARE SOLS	1,402,379
24,345	ALPHABET INC CL A	18,940,653
54,124	ALPHABET INC CL C	41,073,622
44,033	AMAZON.COM INC	29,761,464
90,600	AMERICAN AIRLINES GROUP	3,836,910
67,165	AMERICAN AXLE & MFG HLDGS	1,272,105
97,500	AMERICAN EXPRESS CO	6,781,125
105,660	AMERICAN TOWER CORP	10,243,737
10,500	AMERIPRISE FINANCIAL INC	1,117,410
10,700	AMERISOURCEBERGEN CORP	1,109,697
500	AMGEN INC	81,165
8,660	ANACOR PHARMACEUTICALS	978,320
40,400	ANTHEM INC	5,633,376
141,900	APACHE CORP	6,310,293
22,440	APOGEE ENTERPRISES INC	976,364
174,489	APPLE INC	18,366,712
96,562	ARES COMMERCIAL REAL ESTA	1,104,669

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
7,100	ASHLAND INC	$729,170
154,927	ASSOCIATED BANC CORP	2,904,881
66,000	ASTRAZENECA PLC SPONS ADR	2,240,700
40,005	ATRICURE INC	897,712
2,400	AUTOZONE INC	1,780,584
400	AVAGO TECHNOLOGIES LTD	58,060
18,458	AVERY DENNISON CORP	1,156,578
119,595	AVIS BUDGET GROUP	4,340,103
70,500	AXALTA COATING SYSTEMS	1,878,825
10,100	BAIDU INC SPON ADR	1,909,304
170,000	BAKER HUGHES INC	7,845,500
34,750	BANCORPSOUTH INC	833,653
925,000	BANK OF AMERICA CORPORATION	15,567,750
323,000	BANK OF NEW YORK MELLON	13,314,060
23,155	BANK OF THE OZARKS INC	1,145,246
4,700	BAXALTA INCORPORATED	183,441
150,000	BB&T CORP	5,671,500
15,300	BECTON DICKINSON & CO	2,357,577
34,912	BERRY PLASTICS GROUP INC	1,263,116
9,400	BIOGEN INC	2,879,690
31,900	BOEING CO	4,612,421
33,524	BOISE CASCADE CO	855,868
1,700	BORGWARNER INC	73,491
63,840	BRANDYWINE REALTY TRUST	872,054
13,111	BRIGHT HORIZONS FAMILY SO	875,815
113,247	BRISTOL-MYERS SQUIBB CO	7,790,261
13,695	BURLINGTON STORES INC	587,516
100,000	CADENCE DESIGN SYS INC	2,081,000
45,000	CALERES INC	1,206,900
81,813	CALPINE CORP	1,183,834
10,200	CANADIAN PAC RAILWAY (W/I	1,301,520
400	CANADIAN PAC RAILWAY LTD	51,089
267,000	CAPITAL ONE FIN CORP	19,272,060
82,155	CARDINAL HEALTH INC	7,333,977
34,300	CARLISLE COS INC	3,042,067
3,700	CARMAX INC	199,689
3,900	CARNIVAL CORP	212,472

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
14,201	CARRIZO OIL & GAS INC	$420,066
93,576	CBRE GROUP INC - CL A	3,235,858
90,000	CELANESE CORP SER A	6,059,700
80,693	CELGENE CORP	9,663,794
16,375	CEMPRA INC	509,754
40,215	CHARTER COMM CL A	7,363,367
1,300	CHIPOTLE MEXICAN GRILL	623,805
37,585	CIENA CORP	777,634
70,300	CIGNA CORP	10,286,999
3,200	CIMAREX ENERGY CO	286,016
58,699	CINEMARK HOLDINGS INC	1,962,308
312,500	CISCO SYSTEMS INC	8,485,938
5,500	CITIGROUP INC*	284,625
42,261	CIVITAS SOLUTIONS INC	1,216,694
7,535	CLARCOR INC	374,339
55,470	CLEAN HARBORS INC	2,310,326
100,000	COACH INC	3,273,000
47,100	COGNIZANT TECH SOLUT CL A	2,826,942
25,178	COLUMBIA BANKING SYS INC	818,537
275,000	COMCAST CORP CL A	15,518,250
119,417	COMMVAULT SYSTEMS INC	4,699,059
1,240	COMPASS MINERALS INTL INC	93,335
31,400	CONCHO RESOURCES INC	2,915,804
30,934	CONSTELLATION BRANDS CL A	4,406,239
78,145	CORNERSTONE ONDEMAND INC	2,698,347
333,100	CORNING INC	6,089,068
47,325	COSTAR GROUP INC	9,781,604
4,900	COSTCO WHOLESALE CORP	791,350
30,400	CTRIP.COM INTL LTD ADR	1,408,432
34,535	CUBESMART	1,057,462
22,600	CVS HEALTH CORP	2,209,602
38,846	CYBER-ARK SOFTWARE LTD	1,753,508
34,752	CYRUSONE INC	1,301,462
139,600	DANAHER CORP	12,966,048
32,582	DAVE & BUSTERS ENTMT INC	1,359,973
41,473	DELPHI AUTOMOTIVE PLC	3,555,480
77,708	DELTA AIR INC	3,939,019

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
29,175	DERMIRA INC	$1,009,747
8,816	DEXCOM INC	722,030
67,890	DIAMOND RESORTS INTERNA	1,731,874
10,220	DIAMONDBACK ENERGY INC	683,718
20,400	DINEEQUITY INC	1,727,268
60,000	DISH NETWORK CORP A	3,430,800
60,520	DISNEY (WALT) CO	6,359,442
46,755	DOLLAR TREE INC	3,610,421
8,820	DYCOM INDUSTRIES INC	617,047
22,200	EBAY INC	610,056
36,335	EBIX INC	1,191,425
12,200	ECOLAB INC	1,395,436
53,700	ELECTRONIC ARTS INC	3,690,264
428,600	EMC CORP	11,006,448
75,791	ENDOLOGIX INC	750,331
152,860	ENVISION HEALTHCARE HLDGS	3,969,774
34,720	EPAM SYSTEMS INC	2,729,686
43,730	EQUIFAX INC	4,870,210
5,400	ESTEE LAUDER COS INC CL A	475,524
10,479	EURONET WORLDWIDE INC	758,994
32,179	EVERCORE PARTNERS CL A	1,739,919
134,800	EXPRESS SCRIPTS HLDG CO	11,782,868
236,900	FACEBOOK INC A	24,793,954
43,235	FCB FIN HLDGS INC CL A	1,547,381
84,500	FEDEX CORP	12,589,655
1,620	FEI COMPANY	129,260
1,800	FERRARI NV	86,400
76,800	FIDELITY NATL INFORM SVCS	4,654,080
58,602	FIRST AMERICAN FIN CORP	2,103,812
19,300	FIRST DATA CORP CL A	309,186
165,840	FIRST HORIZON NATIONAL	2,407,997
75,768	FIRSTMERIT CORP	1,413,073
28,600	FISERV INC	2,615,756
800	FLOWSERVE CORP	33,664
41,850	FOGO DE CHAO INC	634,446
49,645	FTD COS INC	1,299,210
17,559	GENESEE & WYOMING CL A	942,743

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
17,961	G-III APPAREL GROUP LTD	$794,954
69,172	GILEAD SCIENCES INC	6,999,515
37,235	GLOBAL PAYMENTS INC	2,402,030
22,985	GLOBANT SA	862,167
60,000	GOLDMAN SACHS GROUP INC	10,813,800
26,571	GREATBATCH INC	1,394,978
17,330	GUIDEWIRE SOFTWARE INC	1,042,573
39,111	HANCOCK HOLDING CO	984,424
70,500	HANESBRANDS INC	2,074,815
37,000	HARLEY-DAVIDSON INC	1,679,430
24,770	HARRIS CORP	2,152,513
82,570	HD SUPPLY HLDGS INC	2,479,577
22,045	HEADWATERS INC	371,899
3,100	HENRY SCHEIN INC	490,389
795,000	HEWLETT PACKARD ENTERPRIS	12,084,000
244,751	HILTON WORLDWIDE HLDGS	5,237,671
316,074	HMS HOLDINGS CORP	3,900,353
7,400	HOLOGIC INC	286,306
81,400	HOME DEPOT INC	10,765,150
710,000	HP INC	8,406,400
11,630	HSN INC	589,292
2,900	HUMANA INC	517,679
8,400	HUNT J B TRANSPORT SVCS I	616,224
13,442	HURON CONSULTING GROUP	798,455
3,400	IHS INC CL A	402,662
31,312	IMPERVA INC	1,982,363
11,380	INC RESEARCH HLDGS INC-A	552,044
3,700	INCYTE CORP	401,265
40,605	INFINERA CORP	735,763
31,620	INTEGRATED DEVICE TECH	833,187
36,305	INTERCONTINENTAL EXCHANGE	9,303,519
27,780	INTERSECT ENT INC	625,050
3,900	INTUITIVE SURGICAL INC	2,130,024
9,809	JACK IN THE BOX INC	752,448
10,200	JD.COM INC SPON ADR	329,103
145,000	JPMORGAN CHASE & CO*	9,574,350
35,400	JUNIPER NETWORKS INC	977,040

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
81,200	KAR AUCTION SERVICES INC	$3,006,836
33,440	KNOLL INC	628,672
83,060	KOSMOS ENERGY LTD	431,912
67,200	KROGER CO	2,810,976
9,800	L BRANDS INC	939,036
70,724	LAREDO PETROLEUM INC	565,085
800	LAS VEGAS SANDS CORP	35,072
135,000	LIBERTY INTERACTIVE CL A	3,688,200
100,040	LIBERTY VENTURES CL A	4,512,804
30,600	LILLY (ELI) & CO	2,578,356
9,400	LINKEDIN CORP CL A	2,115,752
1,600	LOCKHEED MARTIN CORP	347,440
132,762	LOWES COS INC	10,095,222
22,700	M/A-COM TECH SOLN HLDGS	928,203
28,930	MACK CALI REALTY REIT	675,516
27,626	MAGELLAN HEALTH INC	1,703,419
32,347	MARKETO INC	928,682
12,200	MARRIOTT INTL INC A	817,888
17,400	MARSH & MCLENNAN COS INC*	964,830
31,692	MASONITE INTL CORP	1,940,501
78,200	MASTERCARD INC CL A	7,613,552
135,200	MAXIM INTEGRATED PRODUCTS	5,137,600
88,385	MCGRAW HILL FINANCIAL INC	8,712,993
32,500	MCKESSON CORP	6,409,975
48,105	MEAD JOHNSON NUTRITION CO	3,797,890
45,330	MEDICINES CO	1,692,622
60,488	MEDTRONIC PLC	4,652,737
146,400	MERCK & CO INC NEW	7,732,848
150,000	METLIFE INC	7,231,500
128,500	MFA FINANCIAL INC	848,100
56,000	MGM RESORTS INTERNATIONAL	1,272,320
495,400	MICROSOFT CORP	27,484,792
600	MOLSON COORS BREWING CO B	56,352
1,500	MONSTER BEVERAGE CORP NEW	223,440
99,400	MORGAN STANLEY	3,161,914
23,486	MOTORCAR PARTS OF AMERICA	794,062
41,120	NATIONAL CINEMEDIA INC	645,995

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
90,000	NATIONAL OILWELL VARCO	$3,014,100
84,560	NCI BUILDING SYS INC NEW	1,049,390
191,400	NETAPP INC	5,077,842
39,700	NETFLIX INC	4,540,886
19,575	NEUROCRINE BIOSCIENCES	1,107,358
60,000	NEWS CORP NEW CL A	801,600
71,021	NIELSEN HOLDINGS PLC	3,309,579
121,410	NIKE INC CL B	7,588,125
4,800	NORTHERN TRUST CORP	346,032
300	NORTHROP GRUMMAN CORP	56,643
12,890	NORTHWESTERN CORP	699,283
30,400	NORWEGIAN CRUISE LINE HLG	1,781,440
177,000	NOVARTIS AG SPON ADR	15,229,080
14,800	NOW INC	234,136
27,800	NUVASIVE INC	1,504,258
28,700	OLD DOMINION FREIGHT LINE	1,695,309
169,835	ON ASSIGNMENT INC	7,634,084
11,100	ORBITAL ATK INC	991,674
13,200	O’REILLY AUTOMOTIVE INC	3,345,144
15,071	PALO ALTO NETWORKS INC	2,654,606
204,978	PAYCOM SOFTWARE INC	7,713,322
19,825	PAYLOCITY HOLDING CORP	803,904
228,735	PAYPAL HLDGS INC	8,280,207
12,670	PEGASYSTEMS INC	348,425
59,976	PENNYMAC MORTGAGE INV TR	915,234
16,569	PERFORMANCE FOOD GROUP CO	383,407
200	PERRIGO CO PLC	28,940
2,200	PIONEER NATURAL RESOURCES	275,836
8,283	PLANTRONICS INC	392,780
193,065	POLYONE CORP	6,131,745
200	PPG INDUSTRIES INC	19,764
10,500	PRICELINE GROUP INC	13,386,975
27,860	PRIMERICA INC	1,315,828
39,835	PRIMORIS SVCS CORP	877,565
32,677	PROOFPOINT INC	2,124,332
14,024	PROTO LABS INC	893,189
700	PVH CORP	51,555

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
102,079	QLIK TECHNOLOGIES INC	$3,231,821
42,903	QUESTAR CORP	835,750
58,558	RAYMOND JAMES FIN INC.	3,394,607
64,614	REALPAGE INC	1,450,584
22,458	RED HAT INC	1,859,747
18,396	RED ROBIN GOURMET BURGERS	1,135,769
53,470	REDWOOD TRUST INC REIT	705,804
6,400	REGENERON PHARMACEUTICALS	3,474,368
27,900	RENASANT CORP	960,039
320,800	ROCHE HLDGS LTD SPON ADR	11,057,976
2,000	ROCKWELL COLLINS INC	184,600
10,700	ROPER TECHNOLOGIES INC	2,030,753
34,900	ROSS STORES INC	1,877,969
19,900	ROYAL CARIBBEAN CRUISES	2,014,079
3,710	ROYAL GOLD INC	135,304
36,020	RPC INC	430,439
4,440	SAGE THERAPEUTICS INC	258,852
75,400	SALESFORCE.COM INC	5,911,360
294,100	SANOFI SPON ADR	12,543,365
29,429	SBA COMM CORP CL A	3,092,105
190,000	SCHLUMBERGER LTD	13,252,500
555,000	SCHWAB CHARLES CORP	18,276,150
72,614	SEALED AIR CORP	3,238,584
54,800	SEI INV CORP	2,871,520
137,775	SERVICEMASTER GLOBAL HLDG	5,406,291
44,566	SERVICENOW INC	3,857,633
16,900	SHERWIN WILLIAMS CO	4,387,240
13,500	SHIRE PLC SPON ADR	2,767,500
24,835	SHUTTERFLY INC	1,106,648
50,345	SMART & FINAL STORES INC	916,782
30,400	SPLUNK INC	1,787,824
868,889	SPRINT CORP	3,145,378
162,950	STARBUCKS CORP	9,781,889
20,500	STATE STREET CORP*	1,360,380
24,900	STILLWATER MINING CO	213,393
12,100	STRYKER CORP	1,124,574
26,450	SUNPOWER CORP	793,765

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
31,670	SWIFT TRANSPORTATION CL A	$437,679
500,000	SYMANTEC CORP	10,500,000
12,235	SYNAPTICS INC	982,960
17,667	SYNCHRONOSS TECH INC	622,408
84,000	SYNOPSYS INC	3,831,240
81,725	SYNOVUS FINANICAL CORP	2,646,256
18,600	TABLEAU SOFTWARE INC CL A	1,752,492
79,400	TAKE-TWO INTERACTV SOFTWR	2,766,296
65,600	TARGET CORP	4,763,216
69,600	TD AMERITRADE HLDGS CORP	2,415,816
181,685	TE CONNECTIVITY LTD	11,738,668
28,024	TEAM HEALTH HOLDINGS INC	1,229,973
313,200	TENCENT HLDGS LTD UNS ADR	6,144,984
4,890	TESLA MOTORS INC	1,173,649
17,100	TEXTRON INC	718,371
15,677	THE CHILDRENS PLACE INC	865,370
37,300	THERMO FISHER SCIENTIFIC	5,291,005
110,000	TIME WARNER CABLE	20,414,900
3,200	T-MOBILE US INC	125,184
32,794	TORCHMARK CORP	1,874,505
22,800	TRACTOR SUPPLY CO.	1,949,400
72,833	TUMI HOLDINGS INC	1,211,213
86,200	TWENTY FIRST CENTURY CL B	2,347,226
395,000	TWENTY FIRST CENTURY FOX	10,728,200
135,000	TYCO INTERNATIONAL PLC	4,305,150
14,300	TYLER TECHNOLOGIES INC	2,492,776
935	ULTRAGENYX PHARMA INC	104,888
40,185	UMB FINANCIAL CORP	1,870,612
59,765	UNION PACIFIC CORP	4,673,623
74,130	UNIT CORP	904,386
26,700	UNITED CONTINENTAL HLDGS	1,529,910
36,796	UNITED NATURAL FOODS INC	1,448,291
138,700	UNITEDHEALTH GROUP INC	16,316,668
22,500	VAIL RESORTS INC	2,879,775
25,300	VALEANT PHARMACEUTICALS	2,571,745
37,060	VERIFONE SYSTEMS INC	1,038,421
22,910	VERINT SYSTEMS INC	929,230

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
40,700	VERISK ANALYTICS INC	$3,129,016
44,000	VERTEX PHARMACEUTICALS	5,536,520
2,400	VF CORP	149,400
265,581	VISA INC CL A	20,595,807
25,700	VMWARE INC CL A	1,453,849
24,700	VULCAN MATERIALS CO	2,345,759
29,740	WAGEWORKS INC	1,349,304
175,000	WAL MART STORES INC	10,727,500
58,800	WALGREENS BOOTS ALLIANCE	5,007,114
48,104	WASTE CONNECTIONS INC	2,709,217
240,000	WEATHERFORD INTL PLC	2,013,600
14,048	WELLCARE HEALTH PLANS INC	1,098,694
390,000	WELLS FARGO & CO*	21,200,400
163,730	WEST CORP	3,531,656
21,540	WESTERN ALLIANCE BANCORP	772,424
41,100	WESTINGHOUSE AIR BRAKE TE	2,923,032
136,190	WHITEWAVE FOODS CO CL A	5,299,153
201,995	WISDOMTREE INVESTMENTS	3,167,282
42,820	WPX ENERGY INC	245,787
220,187	XACTLY CORP	1,878,195
14,951	XPO LOGISTICS INC	407,415
74,700	ZAYO GROUP HOLDINGS INC	1,986,273
44,560	ZENDESK INC	1,178,166
54,500	ZOETIS INC CL A	2,611,640

	Total Other Common Stock	$1,312,997,759

	Synthetic Investment Contracts
	CASH**	$38,686
	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO
3,647,220	CLASS 1	3,647,220

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
1,260,000	AB INBEV FIN 2.15% 2/1/19	$1,264,344
1,000,000	ABBVIE INC 1.8% 05/14/18	997,811
795,000	ABBVIE INC 2.5% 05/14/20	789,735
339,000	ACE INA HOLDING 2.3% 11/03/20	337,971
1,000,000	ACTAVIS FUNDING 2.35% 03/12/18	1,008,314
447,000	ACTAVIS FUNDING SCS 3% 3/12/20	450,704
716,000	ALLYA 2015-1 A3 1.39% 09/19	713,500
696,354	ALLYL 2014-SN1 A3 .75% 02/17	695,820
247,000	ALLYL 2015-SN1 A3 1.21% 03/17	246,025
950,000	AMERICAN EX CRD 2.125% 3/18/19	955,821
630,000	AMERICAN EXPRESS 1.55% 5/22/18	626,207
637,000	AMERICAN INTL 5.85% 1/16/18	703,317
255,000	AMERICAN INTL GROUP 2.3% 7/19	255,557
555,000	AMGEN INC 2.125% 05/01/2020	549,621
440,000	AMGEN INC 2.2% 05/22/19	440,560
427,000	AMOT 2012-5 A 1.54% 9/19	424,738
1,020,000	AMOT 2015-3 A 1.63% 05/20	1,011,034
1,191,000	AMXCA 2013-3 A .98% 05/19	1,190,460
1,070,000	AMXCA 2014-2 A 1.26% 01/20	1,068,429
1,942,747	AMXCA 2014-3 A 1.49% 04/20	1,944,722
1,330,000	AMXCA 2014-4 A 1.43% 06/20	1,328,528
950,000	ANZ NY BRAN 1.25% 1/10/17	956,838
2,349,000	APPLE INC 1% 5/3/18	2,334,340
536,000	AT&T INC 2.45% 06/30/20	528,105
630,000	AUSTRALIA & NZ 1.45% 5/15/18	625,265
630,000	AUSTRALIA & NZ 1.875% 10/06/17	634,304
292,000	AVALONBAY COMM 3.625% 10/1/20	305,785
1,291,000	BACCT 2015-A2 A 1.36% 09/20	1,283,030
996,598	BACM 2006-4 A1A CSTR 7/46	1,009,975
570,938	BACM 2006-4 A4 5.634% 07/46	578,255
1,000,000	BAE SYSTEMS 2.85% 12/15/20	999,533
500,000	BANK AMER FDG 2.25% 4/21/20	490,235
1,851,000	BANK AMER FDG CRP 2.6% 1/15/19	1,879,476
1,000,000	BANK AMER NA 1.75% 06/05/18	995,642
1,439,000	BANK AMERICA CORP 2.65% 4/1/19	1,451,718
800,000	BANK NOVA SCOTIA 2.8% 07/21/21	814,728
1,500,000	BANK OF AMERICA CRP MTN 2 1/18	1,512,392

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
630,000	BANK T-M UFJ 1.65% 2/26/18 144	$627,978
530,000	BANK T-M UFJ 2.35% 9/8/19 144A	531,351
630,000	BANK T-M UFJ 2.7% 9/9/18 144A	642,151
520,000	BANK TOKYO-MSB 2.3% 03/20 144A	516,646
1,030,000	BARCLAYS BNK PLC 2.5% 02/20/19	1,041,721
450,000	BARCLAYS PLC 2.75% 11/8/19	450,178
500,000	BARCLAYS PLC 2.875% 06/20	499,869
1,020,000	BAT INTL FIN 2.75% 6/20 144A	1,021,408
760,000	BAT INTL FIN 3.5% 6/22 144A	780,718
279,000	BAYER US FIN 3% 10/8/21 144A	283,445
647,000	BAYER US FIN2.375% 10/19 144 A	651,122
161,000	BECTON DICKINSO 2.675% 12/19	162,113
869,065	BMWLT 2014-1 A3 .73% 02/17	868,398
790,000	BMWLT 2015-1 A3 1.24% 12/17	789,086
634,000	BNP PARIBA 2.45% 03/17/19	641,621
530,000	BP CAP MKTS PLC 2.521% 1/20	534,453
650,000	BPCE SA 1.625% 2/10/17	652,648
540,000	BPCE SA 2.5% 7/15/19	548,036
630,000	BPCM 1.375% 5/10/18	622,238
381,000	BRITISH TELECOM PLC 2.35% 2/19	385,455
633,014	BSCMS 2006-PW12 A1A CSTR 9/38*	638,523
879,761	BSCMS 2006-PW13 A1A 5.533 9/41*	896,117
338,886	BSCMS 2006-PW14 A1A 5.189*	347,640
1,260,000	CAPITAL ONE BK 2.25% 2/13/19	1,265,607
1,000,000	CAPITAL ONE BK 2.35% 08/17/18	1,010,743
520,000	CAPITAL ONE FIN 2.45% 04/24/19	523,440
671,000	CARMX 2014-3 A3 1.16% 06/19	668,849
804,000	CARMX 2014-4 A3 1.25% 11/19	800,847
521,000	CARMX 2015-1 A3 1.38% 11/19	519,049
489,000	CARMX 2015-3 A3 1.63% 06/20	487,149
2,570,000	CCCIT 2013-A6 A6 1.32% 09/18*	2,585,755
1,270,000	CCCIT 2014-A2 A2 1.02% 02/19*	1,271,599
1,260,000	CCCIT 2014-A4 A4 1.23% 04/19*	1,262,417
1,070,000	CCCIT 2014-A6 A6 2.15% 07/21*	1,085,727
1,070,000	CCCIT 2014-A8 A8 1.73% 04/20*	1,076,720
906,059	CD 2007-CD5 A1A 5.8% 11/44*	957,449
235,245	CGCMT 13-GC11 A1 0.672% 12/17*	233,379

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
288,333	CGCMT 2006-C4 A1A CSTR 03/49*	$290,968
1,576,023	CGCMT 2006-C5 A1A 5.425 10/49*	1,615,001
843,545	CGCMT 2006-C5 A4 5.431 10/49*	858,658
496,000	CGCMT 2015-GC29 A2 2.674% 4/48*	499,795
1,012,000	CHAIT 15-A7 A7 1.62% 7/20*	1,009,288
650,000	CHAIT 2013-A8 A8 1.01% 10/18*	649,710
1,000,000	CHAIT 2014-A1 A 1.15% 01/19*	999,738
1,335,000	CHAIT 2014-A7 A 1.38% 11/19*	1,332,002
1,000,000	CHAIT 2015-A2 A 1.59% 02/20*	1,000,567
1,030,000	CHAIT 2015-A5 A 1.35% 04/20*	1,024,727
1,176,000	CHEVRON CORP NE 1.104% 12/5/17	1,168,915
520,000	CHEVRON CORP NEW 1.961% 03/20	515,974
468,000	CHEVRON PHIL 2.45% 5/1/20 144A	464,214
510,000	CISCO SYSTEMS 2.45% 6/15/20	515,504
1,260,000	CISCO SYSTEMS INC 2.125% 3/19	1,279,764
500,000	CITIGROUP 2.15% 07/18*	504,146
510,000	CITIGROUP INC 1.7% 4/27/18*	506,720
630,000	CITIGROUP INC 1.75% 05/01/18*	626,549
530,000	CITIGROUP INC 1.85% 11/24/17*	530,253
530,000	CITIGROUP INC 2.5% 7/29/19*	534,855
630,000	CITIGROUP INC 2.55% 04/08/19*	637,814
771,000	CITIGROUP INC 4.4% 6/10/25*	781,059
800,000	CITIZENS BK MTN 2.45% 12/04/19	788,769
816,000	COLGATE-PALMOLIVE 0.9% 5/1/18	809,215
1,823,000	COMET 2013-A3 A3 .96% 9/19	1,821,150
1,260,000	COMET 2014-A2 A2 1.26% 01/20	1,260,339
1,340,000	COMET 2014-A5 A 1.48% 07/20	1,341,131
1,040,000	COMET 2015-A1 A 1.39% 01/21	1,034,758
1,000,000	COMET 2015-A5 A5 1.59% 5/21	997,332
1,164,713	COMM 06-C8 A4 5.306% 12/46	1,190,613
1,009,353	COMM 2006-C7 A1A CSTR 6/46	1,021,902
1,005,862	COMM 2006-C8 A1A 5.292 12/46	1,033,263
403,233	COMM 2012-CR1 A2 2.35% 5/45	406,564
31,424	COMM 2012-CR2 A1 .824% 08/45	31,402
478,000	COMM 2012-CR3 ASB 2.372% 11/45	474,944
135,553	COMM 2012-CR5 A1 0.673% 12/45	134,855
126,800	COMM 2013-CR9 A1 1.3440% 7/45	126,512

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
183,238	COMM 2013-LC6 A1 .7240% 1/46	$181,839
900,000	COMM 2014-CR17 A2 3.012% 05/47	920,238
600,000	COMM 2014-CR18 A2 2.924% 07/47	611,261
547,000	COMM 2014-CR20 A2 2.801% 11/47	554,953
356,000	COMM 2015-CR22 A2 2.856% 03/48	361,350
530,000	COMMONWEALTH BK NY 2.3% 9/6/19	532,808
1,040,000	COMMWLTH BK ASTL NYB 2.3% 3/20	1,037,125
247,000	COMWLTH EDISON 2.15% 01/15/19	248,363
320,000	CONOCOPHILLIP CO 2.2% 05/15/20	310,644
530,000	CREDIT SUISSE NY 2.3% 5/19	531,724
550,000	CREDIT SUISSE NY 3% 10/29/21	550,943
500,000	CVS CAREMARK 2.25% 12/5/18	503,327
458,000	CVS HEALTH CORP 2.8% 07/20/20	465,984
521,103	CWCI 2007-C2 A3 5.484% 04/47	537,956
519,000	DAIMLER FIN 2.25% 3/20 144A	511,253
1,100,000	DAIMLER FIN NA 2.25% 9/19 144A	1,091,926
1,000,000	DAIMLER FIN NA 2.45% 5/20 144A	983,857
181,000	DANAHER CORP 2.4% 09/15/20	182,293
1,294,000	DCENT 2013-A5 A5 1.04% 04/19	1,293,948
1,260,000	DCENT 2014-A3 A3 1.22% 10/19	1,259,290
1,043,000	DCENT 2014-A4 A4 2.12% 12/21	1,047,548
1,070,000	DCENT 2014-A5 A 1.39% 04/20	1,067,905
181,000	DEERE JOHN CAP CORP 1.6% 7/18	181,538
1,324,000	DEUTSCHE BANK AG 2.5% 2/13/19	1,346,748
640,000	DEVON ENERGY CO 2.25% 12/15/18	584,886
500,000	DISCOVER BANK 2.6% 11/13/18	504,685
488,000	DISCOVER BANK 3.1% 06/20	490,471
822,000	DOMINION RESOURCE 1.9% 6/15/18	814,818
517,000	DUKE ENERGY COR 2.1% 06/15/18	518,175
214,000	ENTERPRISE PRD 1.65% 05/07/18	209,291
109,000	ENTERPRISE PRD 2.55% 10/15/19	105,120
100,000	EXELON CORP 1.55% 6/9/17	99,677
148,000	EXELON CORP 2.85% 6/15/20	147,419
720,000	FHLB 0.875% 05/24/17	719,670
153,100	FHLG 5.50% 3/34 #G01665	172,052
1,160,672	FHLG 5.50% 5/34 #Z40042	1,304,592
207,460	FHLG 10YR 3.00% 8/21 #J16393	214,803

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
188,561	FHLG 10YR 3.00% 8/21 #J16442	$195,335
2,829,886	FHLG 15YR 3.50% 10/26 #G14450	2,983,177
155,094	FHLG 15YR 4.00% 4/26 #E02867	165,739
344,833	FHLG 15YR 4.00% 6/24 #G18312	365,913
277,154	FHLG 15YR 4.00% 7/24 #G13596	294,097
304,129	FHLG 15YR 4.00% 9/25 #E02787	326,428
233,346	FHLG 15YR 4.00% 9/25 #G14376	247,611
116,427	FHLG 15YR 4.50% 8/18 #E98688	120,990
46,328	FHLG 15YR 4.50% 9/18 #E99205	48,190
64,085	FHLG 15YR 4.50% 10/18 #E99833	66,661
39,066	FHLG 15YR 4.50% 11/18 #B10931	40,674
143,503	FHLG 15YR 5.00% 3/19 #G13052	149,678
202,375	FHLG 15YR 5.00% 4/20 #G13598	211,265
29,688	FHLG 15YR 5.50% 4/18 #G11389	30,755
322,978	FHLG 15YR 2.5% 06/23#G14775	329,824
157,321	FHLG 15YR 2.5% 09/22#J20415	160,656
1,248,435	FHLG 15YR 3.5% 08/30#G15273	1,313,330
106,812	FHLG 25YR 5.50% 7/35 #G05815	120,137
383,064	FHLM AR 12M+187.9 10/42#849255	406,957
153,330	FHLM ARM 2.98% 8/41 #1B8533	163,102
92,635	FHLM ARM 3.07% 9/41 #1B8608	96,795
81,862	FHLM ARM 3.58% 4/40 #1B4702	86,941
43,734	FHLM ARM 4.199% 8/36 #848185	46,364
78,808	FHLM ARM 4.941% 11/35 #1J1228	82,981
48,754	FHLM ARM 3.224% 4/41#1B8179	50,961
48,229	FHLM ARM 3.242% 9/1/41#1B8659	50,432
61,637	FHLM ARM 3.283 6/1/41	64,896
45,638	FHLM ARM 3.464% 5/1/41#1B8304	47,543
83,570	FHLM ARM 3.53% 4/40 #1B4657	88,650
83,823	FHLM ARM 3.627% 6/1/41#1B8372	88,539
69,327	FHLM ARM 3.717% 05/41#1B8124	73,372
4,900,000	FHLMC 0.5% 1/27/17	4,890,753
1,104,000	FHLMC 0.875% 02/22/17	1,106,688
1,060,000	FHLMC 1.0% 12/15/17	1,057,830
1,209,315	FHR 2015-4472 WL 3% 05/45	1,239,526
26,334	FHR 2313 C 6 5/31	29,138
117,001	FHR 3415 PC 5% 12/37	125,592

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
277,338	FHR 3741 HD 3% 11/15/39	$283,718
307,104	FHR 3820 DA 4% 11/35	321,400
1,563,536	FHR 4046 LA 3% 11/2026	1,610,126
1,035,588	FHR SER 4221 CLS GA 1.4% 7/23	1,023,730
500,000	FIFTH THIRD BAN 2.375% 4/25/19	503,882
500,000	FIFTH THIRD BAN 2.875% 7/27/20	505,788
500,000	FIFTH THIRD BANK 2.15% 8/20/18	505,393
630,000	FIFTH THRD BANC 1.45% 02/28/18	627,447
41,429	FNMA 6.50% 7/32 #545759	48,017
14,520	FNMA 6.50% 7/32 #545762	16,829
18,077	FNMA 6.50% 7/35 #745092	21,009
27,411	FNMA 6.50% 8/36 #888034	31,748
14,652	FNMA 6.50% 12/32 #735415	16,974
3,184,000	FNMA 1.125% 07/20/18	3,187,401
3,217,000	FNMA 1.125% 12/14/18	3,194,369
786,000	FNMA 1.5% 06/22/20	776,820
1,846,000	FNMA 1.5% 11/30/20	1,816,388
4,586,000	FNMA 1.875% 09/18/18	4,675,728
2,222,000	FNMA 1.875% 12/28/20	2,222,214
524,963	FNMA 10YR 2.5% 05/23 #MA1431	535,618
233,140	FNMA 10YR 2.5% 10/22#AB6544	237,872
181,684	FNMA 10YR 2.5% 10/22#AB6730	185,372
262,863	FNMA 15YR 3.50% 1/26 #AL1168	277,544
1,079,685	FNMA 15YR 3.50% 3/27 #AL1746	1,141,671
660,829	FNMA 15YR 3.50% 5/27 #AL1741	696,496
254,003	FNMA 15YR 3.50% 5/27 #AL1751	267,673
34	FNMA 15YR 7.00% 11/18 #735420	34
423,320	FNMA 15YR 3.5% 01/27 #AX1909	446,102
93,397	FNMA 15YR 3.5% 07/26#AI7819	98,351
862,240	FNMA 15YR 3.5% 09/29#AL5878	912,281
355,695	FNMA 15YR 3.5% 10/29#AL5851	376,338
835,825	FNMA 5.50% 11/34 #310105	938,177
145,961	FNMA 6.50% 12/35 #AD0723	169,075
124,870	FNMA 6.50% 8/36 #888544	144,840
101,737	FNMA 6.50% 8/36 #AE0746	117,948
40,761	FNMA ARM 2.61% 4/35 #995609	43,183
53,635	FNMA ARM 3.01% 8/41 #AI4358	56,381

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
86,279	FNMA ARM 3.37% 9/41 #AI8935	$91,805
84,770	FNMA ARM 3.47% 3/40 #AD0820	90,044
106,961	FNMA ARM 3.60% 3/40 #AD1555	113,829
95,928	FNMA ARM 4.21% 5/35 #889946	101,795
196,375	FNMA ARM 4.285% 7/33#AD0066	208,542
119,343	FNMA ARM 4.30% 2/35 #995017	125,825
86,055	FNMA ARM 4.53% 12/34 #802852	91,503
98,498	FNMA ARM 4.68% 11/34 #735011	103,612
64,505	FNMA ARM 06/42#AO2244	66,209
45,991	FNMA ARM 09/41#AI9813	48,037
20,022	FNMA ARM 10/41#AJ3399	20,880
39,958	FNMA ARM 11/40#AE6806	41,639
150,466	FNMA ARM 3.20% 1/40 #AC0599	159,393
74,906	FNMA ARM 3.228% 7/41#AI3469	78,839
36,439	FNMA ARM 3.365% 10/41#AI6819	38,073
92,468	FNMA ARM 3.545% 07/41#AI6050	97,489
443,229	FNMA ARM 4.198% 11/34 #841068	471,328
123,380	FNMA ARM 4.512% 12/36 #995606	130,673
122,381	FNMA ARM 4.53% 10/35 #995414	130,062
595,045	FNMA ARM 4.55% 10/35 #995415	626,965
192,229	FNR 2012-94 E 3% 6/22	196,991
2,348,684	FNR 2013-16 GP 3% 03/33	2,424,171
1,195,628	FNR 2014-83 P 3% 06/43	1,235,788
2,111,638	FNR 2015-28 JE 3% 05/45	2,166,674
2,782,914	FNR 2015-28 P 2.5% 5/45	2,803,953
935,933	FNR 2015-32 PA 3% 4/44	963,681
1,753,804	FNR 2015-42 LE 3% 06/45	1,787,799
1,267,708	FNR 2015-49 LE 3% 07/45	1,298,639
1,526,800	FNR 2015-54 LE 2.5% 07/45	1,542,499
1,300,000	FORD MTR CR 2.875% 10/01/18	1,311,567
1,000,000	FORDF 2015-4 A1 1.77% 8/20	1,000,201
1,276,000	FORDL 15-A A3 1.13% 6/18	1,270,755
744,000	FORDO 2015-C A3 1.41% 02/20	741,100
1,106,000	GENERAL ELEC CO 3.375% 3/11/24	1,156,150
895,000	GMALT 2015-1 A3 1.53% 09/18	891,999
757,000	GMALT 2015-2 A3 1.68% 12/18	753,025
167,581	GNMA 30YR 5.5% 06/35#783800	189,220

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
351,697	GNMA 30YR 5.5% 11/35#783799	$396,506
598,944	GNR 13-41 PA 2.5% 04/40	611,016
2,260,000	GOLDMAN SACHS GRP 2.625% 1/19	2,301,354
878,000	GOLDMAN SACHS GRP 2.75 9/15/20	884,723
310,000	GSINC 2.9% 07/19/18	320,109
547,800	GSMS 2006-GG8 A1A 5.547 11/39	558,478
1,143,410	GSMS 2006-GG8 A4 5.56% 11/39	1,146,741
2,857	GSMS 2013-GC10 A1 .696% 2/46	2,858
250,000	GSMS 2013-GC10 A2 1.84% 2/46	250,414
252,454	GSMS 2013-GC12 A1 VAR 06/46	249,995
1,107,000	HALLIBURTON CO 2.7% 11/15/20	1,098,650
672,000	HAROT 2015-4 A3 1.23% 09/23/19	666,716
979,000	HART 2015-B A3 1.12% 11/19	971,955
731,000	HART 2015-C A3 1.46% 02/20	728,558
1,300,000	HEWLETT PACK2.85% 10/5/18 144A	1,307,966
1,270,000	HSBC 1.5% 05/15/18 144A	1,258,561
333,000	HSBC USA INC 2.625% 09/24/18	340,200
750,000	HSBC USA INC NE 1.7% 03/05/18	749,999
510,000	HYUNDAI CAP AM 2.6% 3/20 144A	504,876
950,000	HYUNDAI CAP AME 2.55 2/19 144A	952,514
413,000	HYUNDAI CP AM 2.125 10/17 144A	412,713
730,000	IBRD 1% 06/15/18	723,958
145,000	INGERSOLL-RND LX 2.625% 5/1/20	143,525
451,000	INTERCONT EXCH 2.5% 10/15/18	457,388
176,000	INTERCONT EXCH 2.75% 12/01/20	176,527
508,000	JPMBB 15-C29 A2 2.8596% 05/48*	516,780
983,000	JPMC CO 2.2% 10/22/19*	979,596
928,000	JPMC CO 2.35% 01/28/19*	941,222
500,000	JPMC CO 2.55% 10/29/20*	497,744
1,484,037	JPMCC 2006-CB16 A1A 5.546 5/45*	1,508,680
135,713	JPMCC 2006-CB16 A4 5.552% 5/45*	137,933
1,110,255	JPMCC 2006-LDP7 A1A CSTR 4/45*	1,126,553
704,263	JPMCC 2006-LDP7 A4 CSTR 04/45*	709,986
155,142	JPMCC 2013-C10 .7302% 12/15/47*	154,044
561,000	JPMCC 2015-JP1 A2 3.1438% 1/49*	576,873
1,540,000	JPMORGAN CHASE & CO 2.75% 6/20*	1,548,118
790,000	JPMORGAN CHASE & CO 2.25% 1/23/20*	785,286

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
413,000	KEY BANK NA 2.5% 12/15/19	$414,187
970,000	KEYCORP MTN 2.3% 12/13/18	972,538
379,000	KINDER MORGAN IC 3.05% 12/1/19	351,859
196,000	KINDER MRGN INC 2% 12/01/17	189,167
1,210,469	LBUBS 2006-C6 A1A CSTR 9/39	1,233,987
661,617	LBUBS 2006-C6 A4 5.372% 9/39	673,174
1,427,366	LBUBS 2007-C7 A3 5.886% 9/45	1,502,612
672,000	LOCKHEED MARTIN 2.5% 11/23/20	671,409
960,000	MANITOBA (PROV) 1.125% 6/1/18	950,810
630,000	MANU&TRD NT PRG 2.3% 1/30/19	637,476
450,000	MANUFCTRS & TRDR 2.1% 02/06/20	446,005
780,000	MARSH & MCLENNAN 2.35% 03/06/20*	779,119
333,000	MARSH & MCLENNAN 2.35% 9/10/19*	334,741
666,000	MARSH & MCLENNAN 2.55% 10/15/18*	676,081
1,000,000	MASSMUTUAL 2.45% 11/23/20 144A	997,712
1,000,000	MASSMUTUAL GBL 2.1 8/2/18 144A	1,013,385
1,250,000	MASSMUTUAL GLBL 2% 4/5/17 144A	1,264,681
350,000	MASTERCARD INC 2% 04/01/19	353,127
1,045,000	MBALT 2015-A A3 1.10% 08/17	1,044,404
500,000	MBALT 2015-B A3 1.34% 07/18	497,978
211,000	MCDONALDS CORP 2.1% 12/18	211,443
98,000	MCDONALDS CORP 2.75% 12/20	98,116
313,000	MCGRAW HILL FINL INC 2.5% 8/18	317,871
863,000	MCKESSON CO 2.284% 03/15/2019	865,467
1,060,000	MEDTRONIC INC 2.5% 3/15/20	1,075,604
1,489,000	MET LIFE GLBL 1.5 1/18 144A	1,491,926
1,000,000	MET LIFE GLBL FDG 2% 4/20 144A	984,239
112,000	METLIFE INC 1.903/STEP 12/17	112,756
189,000	MICROSOFT CORP .875% 11/15/17	188,525
715,000	MIDAMERICAN ENERGY 2% 11/18	712,298
530,000	MITSUBISHI 2.45% 10/16/19 144A	530,922
640,000	MIZUHO BK LTD 2.45 4/19 144A	643,735
500,000	MIZUHO BNK LTD 2.65% 9/19 144A	506,066
760,000	MIZUHO CORP BK 1.55 10/17 144A	756,470
1,949,416	MLCFC 2006-3 A4 CSTR 7/46	1,984,555
848,640	MLMT 2006-C2 A1A CSTR 8/43	861,989
500,000	MORGAN STANLEY 1.875% 01/05/18	504,080

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
630,000	MORGAN STANLEY 2.125% 4/25/18	$633,865
1,030,000	MORGAN STANLEY 2.375% 7/23/19	1,037,516
1,955,000	MORGAN STANLEY 2.5% 01/24/19	1,987,413
800,000	MORGAN STANLEY 2.65% 01/27/20	807,173
1,040,000	MSBAM 2012-C5 A2 1.972% 8/45	1,043,045
1,043,000	MSBAM 2014-C14 A2 2.916% 1/47	1,065,012
524,245	MSC 2006-HQ9 A4 CSTR 7/44	529,951
760,775	MSC 2006-IQ11 A1A CSTR 10/42	766,603
304,419	MSC 2007-IQ13 A1A 5.312% 3/44	314,799
971,982	MSC 2007-T27 A1A CSTR 6/42	1,019,622
422,000	MSC 2011-C2 A4 4.661% 06/44	460,302
515,000	MUFG AMERICAS HLD 2.25% 02/20	511,117
591,000	NALT 2014-A A3 .80% 02/17	590,678
731,000	NAROT 2015-C A3 1.37% 5/20	726,390
176,167	NEF 2005-1 A5 4.74% 10/45	166,896
1,590,000	NEW YORK LIFE 1.3% 10/17 144A	1,587,146
1,310,000	NEW YORK LIFE 1.95% 2/20 144A	1,294,652
750,000	NORDEA BK 1.875% 9/17/18 144A	749,266
940,000	NORDEA BK AB 2.375% 4/4/19 144	948,790
2,550,000	ONTARIO PROV 2% 09/27/18	2,584,301
1,300,000	ORACLE CORP 2.5% 05/15/2022	1,280,907
595,000	PEPSICO INC 7.9% 11/01/18	705,115
93,000	PG&E CORP 2.4% 03/01/19	93,566
650,000	PHILIP MORS INT 1.875% 1/15/19	653,954
530,000	PNC BANK NA 2.4% 10/18/19	534,665
1,000,000	PNC BK PITT MTN 1.8% 11/05/18	1,000,432
630,000	PNC BK PITT MTN 2.2% 01/28/19	638,033
630,000	PRICOA GLBL F 1.6% 5/18 144A	623,990
500,000	PRICOA GLOBAL 1.9% 09/18 144A	500,886
1,070,000	PRINCIPAL FDG 2.375% 9/19 144A	1,073,905
1,182,000	PROCTER & GAMBLE 1.6% 11/15/18	1,192,793
247,000	PROCTER GAMBLE MTN 4.7 2/15/19	273,596
1,000,000	REGIONS FIN CORP 2.25% 9/14/18	1,005,723
228,000	REYNOLDS AMERICAN 2.3% 6/18	229,724
698,000	REYNOLDS AMERICAN 3.25% 6/20	710,648
349,000	REYNOLDS AMERICAN 4% 6/12/22	363,786
540,000	ROPER INDUSTRIES 2.05% 10/1/18	539,335

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
1,000,000	ROPER TECHNOLOGIES 3% 12/15/20	$997,922
1,270,000	ROYAL BK CAN GL 1.5% 01/14/18	1,272,634
700,000	ROYAL BK CAN GL 2.35% 10/30/20	696,795
1,382,000	ROYAL BK CDA 2.2% 7/27/18	1,406,423
1,275,000	SABMILLER HLDG 2.2 8/1/18 144A	1,283,939
252,000	SELECT INCOME REIT 2.85% 02/18	254,660
656,000	SEMPRA ENERGY 2.4% 3/15/20	646,006
397,000	SEMPRA ENERGY 2.85% 11/15/20	397,197
750,000	SHELL INTL 2.25% 11/10/20	741,141
950,000	SHELL INTL FIN 1.125% 8/21/17	947,281
771,000	SHELL INTL FIN BV 2.125% 05/20	760,835
84,911	SLMA 2004-A B 3ML+58 6/33	80,363
362,000	SOUTHERN PWR CO 2.375% 6/1/20	352,701
500,000	SUMITOMO BKG 2.45% 01/16/20	502,886
630,000	SUMITOMO BKG 2.45% 1/10/19	639,640
940,000	SUMITOMO MITSUI BKG 1.8% 7/17	947,268
250,000	SUMITOMO MITSUI BKG 2.5% 7/18	256,111
1,208,000	SUNTRUST 2.35% 11/01/18	1,219,198
128,000	SYNCHRONY FIN 1.875% 8/15/17	128,317
188,000	SYNCHRONY FIN 3% 8/15/19	189,907
500,000	SYNCHRONY FINANCL 2.6% 1/15/19	499,314
1,014,000	SYNCT 2015-1 A 2.37% 03/23	1,010,671
1,000,000	SYNCT 2015-2 A 1.60% 4/21	993,577
1,000,000	TAOT 2015-C A3 1.34% 6/19	998,173
251,000	THERMO FISHER 2.15% 12/14/18	251,194
115,000	THERMO FISHER 2.4% 02/01/19	116,130
153,000	TIAA AST MG 2.95% 11/1/19 144A	154,121
1,590,000	TORONTO DOM 1.4% 4/30/18	1,580,758
530,000	TORONTO DOM BK 2.125% 7/02/19	535,085
1,626,000	TORONTO DOMINI 2.625% 09/10/18	1,670,664
800,000	TORONTO DOMINION 2.25% 11/5/19	802,613
666,000	TOTAL CAP CDA L 1.45% 01/15/18	666,452
620,000	TOTAL CAP INTL 1.55% 6/28/17	621,691
1,900,000	TOTAL CAP INTL 2.125% 01/10/19	1,923,180
638,000	TOTAL CAPITAL SA 1.5% 2/17/17	642,691
1,000,000	TRANSCANADA PIPE 1.625% 11/17	994,188
132,000	TYCO ELECTR GR 2.375% 12/17/18	131,957

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
384,000	UBS AG STAM CT 1.375% 6/1/17	$382,636
214,407	UBSBB 2013-C6 A1 0.8022% 4/46	212,599
368,492	UBSCM 2012-C1 A2 2.180% 5/45	370,736
410,000	UNITED HEALTH 2.7% 7/15/20	419,315
510,000	UNITEDHEALTH GRP 1.9%7/16/18	515,897
1,260,000	US BANK NA 1.1% 01/30/17	1,264,032
1,172,000	US BANK NA CIN 2.125% 10/19	1,175,897
1,812,000	UST NOTES 1% 05/31/18	1,804,518
19,110,000	UST NOTES 1.625% 06/30/2019	19,200,345
30,000,000	UST NOTES 1.625% 07/31/20	30,068,348
29,800,000	USTN .5% 7/31/17	29,637,065
28,220,000	USTN .750% 6/30/17	28,133,495
5,743,000	USTN 0.875% 10/15/17	5,736,865
11,374,000	USTN 1% 05/15/18	11,333,500
21,126,000	USTN 1.25% 12/15/18	21,096,563
20,083,000	USTN 1.375% 03/31/20	19,910,408
2,402,000	USTN 1.375% 2/28/19	2,411,928
232,000	USTN 1.5% 12/31/18	233,107
873,915	VALET 2013-2 A3 0.7% 04/18	869,929
834,000	VALET 2014-1 A3 .91% 10/22/18	828,251
1,395,000	VERIZON COMMUNS 2.625% 2/21/20	1,413,343
630,000	VODAFONE GRUP PLC 1.5% 2/19/18	626,504
700,000	VOLKSWAGEN 2.125% 11/18 144A	674,328
513,000	VOLKSWAGEN GRP 2.4% 5/20 144A	481,734
807,227	VWALT 2014-A A3 .80% 4/20/17	805,195
639,000	VWALT 2015-A A3 1.25% 12/17	632,894
1,300,000	WAL-MART STORES 1.125% 4/18	1,297,920
520,000	WASHINGTON PG 3.85% 4/1/20	529,520
265,131	WBCMT 2006-C24 A1A CSTR 3/45*	266,039
771,227	WBCMT 2006-C25 A1A CSTR 5/43*	781,208
290,000	WBCMT 2006-C25 A5 CSTR 5/43*	292,936
667,353	WBCMT 2006-C26 A1A CSTR 6/45*	675,566
565,472	WBCMT 2006-C27 A3 CSTR 7/45*	567,484
1,303,772	WBCMT 2006-C29 A1A 5.297 11/48*	1,338,393
240,591	WBCMT 2006-C29 A4 5.308% 11/48*	244,942
530,000	WELLPOINT INC 2.25% 8/15/19	531,317
455,000	WELLPOINT INC 2.3% 07/15/18	459,065

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
1,000,000	WELLS FARGO & CO 2.15% 1/15/19*	$1,015,758
1,000,000	WELLS FARGO & CO MTN 2.6% 7/20*	1,009,345
654,000	WESTERN UNION CO 2.875 12/17	662,906
1,129,000	WESTPAC BANKING CRP 2% 8/14/17	1,144,697
436,000	WFCM 2012-LC5 ASB 2.528% 10/45*	435,232
814,772	WFCM 2013-LC12 A1 1.676% 7/46*	812,531
170,595	WFRBS 13-C14 A1 .836% 6/15/46*	169,178
580,000	WFRBS 2012-C8 A2 1.881% 8/45*	580,747
110,038	WFRBS 2013-C11 A1 .799% 03/45*	109,388
147,169	WFRBS 2013-C13 A1 0.778% 5/45*	146,017
250,000	WFRBS 2013-C14 A2 2.133% 6/46*	250,439
292,000	WISCONSIN ENERGY 2.45% 6/15/20	290,926
974,000	WOART 2014-B A3 1.14% 1/20	970,568
759,000	WOLS 2014-A A3 1.16% 09/17	757,047
760,000	WOLS 2015-A A3 1.54% 10/18	755,093
1,300,000	WPACBKG 1.6% 1/12/18	1,307,326
782,000	XEROX CORP 2.75% 03/15/19	774,405
141,000	ZOETIS INC 3.45% 11/13/20	141,813
	Total Wrap Rebid Value	85,634

	Total Synthetic Investment Contracts	$496,313,830

	Mutual Funds
	Fidelity BrokerageLink*	$189,102,798
5,082,299	DFA Emerging Markets Core Equity Portfolio Institutional Class Fund*	80,097,038
8,443,665	Manning & Napier Overseas Fund*	170,139,844
413,601	PIMCO Short Term Floating NAV Portfolio II*	413,631

	Total Mutual Funds	$439,753,311

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
	U.S. Government Agency Securities
	United States Treasury Notes
3,645,676	USTN 2.125% 09/30/21	$3,638,848
16,738,857	USTN 2.25% 04/30/21	16,628,445
7,778,373	USTN 2.25% 11/15/24	7,795,429
11,353,824	USTN 2.375% 8/15/24	11,214,952
1,120,852	USTN 2.5% 05/15/24	1,123,948
2,096,789	USTN 2.75% 02/15/24	2,083,108
1,880,441	USTN TII .375% 07/15/25	1,843,224
1,018,346	USTN TII 0.125% 04/15/20	1,002,699
3,720,242	USTN TII 0.125% 07/15/24	3,613,387
2,184,874	USTN TII 0.25% 01/15/25	2,107,137
830,870	USTN TII 0.75% 2/15/45	791,261
603,591	USTN TII 1.375% 02/15/44	518,352
8,505,536	USTN TII 1.75% 1/15/28	7,810,045
3,529,410	USTN TII 2% 1/15/26	3,273,339
1,363,519	USTN TII 2.375% 1/15/25	1,290,318
2,561,162	USTN TII 2.375% 1/15/27	2,316,490
6,438,000	USTN TII 2.5% 1/15/29	6,099,605
231,946	USTN TII 3.875% 4/15/29	196,463

	Total United States Treasury Notes	$73,347,050

	United States Treasury Bonds
601,969	USTB 2.875% 5/15/43	$583,789
9,353,432	USTB 2.50% 02/15/45	9,043,479
208,125	USTB 2.75% 8/15/42	190,758
1,859,773	USTB 2.750% 11/15/42	1,712,630
5,919,328	USTB 2.875% 8/15/45	5,912,950
3,616,565	USTB 3% 11/15/44	3,381,008
1,322,420	USTB 3% 11/15/45	1,293,646
5,340,016	USTB 3% 5/15/42	4,919,992
4,098,376	USTB 3.125% 2/15/42	4,018,591
6,198,247	USTB 3.125% 8/15/44	6,119,946

	Total United States Treasury Bonds	$37,176,789

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
	Federal Agency Obligations
	Federal Home Loan Mortgage Corporation
637,466	FHLG 5.00% 3/38 #A74793	$698,329
52,719	FHLG 5.50% 11/35 #A39302	59,039
191,859	FHLG 5.50% 12/38 #G06172	214,197
514,577	FHLG 6.00% 6/38 #G04715	581,192
879,225	FHLG 6.00% 11/39 #G06409	993,058
86,624	FHLG 6.50% 9/39 #G06669	99,216
3,000,000	FHLG 30YR 3.5% 01/46 #TBA	3,087,980
89,430	FHLM ARM 4.433% 7/3 1B3925	93,895
25,753	FHLM ARM 5.65% 9/37 1G3704	26,624
44,880	FHLM ARM 5.84% 2/37 1N1447	46,775
95,327	FHLM ARM 5.95% 5/37 1N1582	98,539
107,720	FHLM ARM 6.03% 5/37 1N1463	114,319

	Total Federal Home Loan Mortgage Corporation	$6,113,163

	Federal National Mortgage Association
925,261	FNMA 4.50% 4/41 #AL0215	$1,002,657
119,785	FNMA 4.50% 9/41 #AB3517	129,917
100,132	FNMA 5.50% 8/38 #995072	112,334
22,904	FNMA 6.00% 5/35 #821192	25,997
13,359	FNMA 6.00% 9/37 #952504	15,079
10,490	FNMA 6.00% 10/35 #745000	11,898
13,179	FNMA 6.50% 1/37 #897910	15,119
28,518	FNMA 6.50% 5/36 #895817	32,690
27,344	FNMA 6.50% 8/36 #745744	31,311
13,694	FNMA 6.50% 9/36 #897131	15,690
333,509	FNMA 6.50% 10/41 #AL0814	382,322
367,874	FNMA 6.50% 10/41 #AL0886	424,862
1,000,000	FNMA 30YR 3% 01/46 #TBA	1,000,050
4,202,630	FNMA 30YR 3% 05/43#AR8293	4,211,542
10,000,000	FNMA 30YR 3.5% 01/46 #TBA	10,315,142
20,000,000	FNMA 30YR 3.5% 02/46 #TBA	20,587,314
22,000,000	FNMA 30YR 4% 01/46 #TBA	23,275,982
17,977	FNMA 30YR 4% 02/34#763516	19,150

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
19,000,000	FNMA 30YR 4% 02/46 #TBA	$20,064,133
9,000,000	FNMA 30YR 4.5% 02/46 #TBA	9,705,024
229,821	FNMA 6.50% 10/41 #AL0885	263,246
265,890	FNMA ARM 5.51 2/37 913990	275,152
34,305	FNR 11-15 AB 9.75% 8/19	37,112
71,860	FNR 2004-38 FK 1ML+35 5/3	72,104
106,545	FNR 2010-110 AE 9.75 11/1	115,116
155,477	FNR 2010-118 YB IO INV 10	27,753
204,019	FNR 2011-63 SW IO INV 7/4	34,307
101,629	FNS 390 C3 IO 6% 7/38	21,217
59,098	FNS 407 40 0 1/38	13,957
115,994	FNS 407 41 IO 6% 1/38	28,141
14,744	FNS 407 C22 IO 1/39	3,072

	Total Federal National Mortgage Association	$92,269,390

	Freddie Mac
3,539,443	FHMS K006 AX1 CSTR 1/20	$118,515
1,003,062	FHMS K007 X1 CSTR 4/20	36,289
1,097,474	FHMS K008 X1 CSTR 6/25/20	58,813
1,045,132	FHMS K009 X1 CSTR 8/20	52,223
4,113,931	FHMS K014 X1 IO CSTR 4/21	223,510
382,375	FHMS K702 X1 CSTR 2/18	10,194
2,406,416	FHMS K703 X1 CSTR 5/18	98,704
1,454,074	FHMS KAIV X1 CSTR 6/46	79,814
100,000	FHR 3738 BP 4% 12/38	104,687

	Total Freddie Mac	$782,749

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
	Government National Mortgage Association
58,527	GNII 5.00% 9/40 #004802	$64,872
1,000,000	GNII II 3.5% 01/45 #TBA	1,042,408
2,000,000	GNII II 4% 02/45 #TBA	2,119,346
400,000	GNII II 4.5% 01/45 #TBA	429,735
28,492	GNII II 5.00 7/40 #004747	31,580
297,345	GNII II 5.00 8/40 #004772	329,580
114,101	GNII II 6.50 10/37 004040	130,386
2,000,000	GNMA 30YR 3% 01/45 #TBA	2,026,041
1,000,000	GNMA 30YR 3.5% 01/45 #TBA	1,040,533
1,000,000	GNMA 30YR 4% 01/45 #TBA	1,060,845
114,196	GNMA II 5.00 7/40 #783050	125,866
34,685	GNR 10-116 JS -1ML+605 12	4,022
116,666	GNR 11-70 BS -1ML+670 IO	11,678
4,148,238	GNR 15-H12 FB 1ML+60 05/6	4,107,751
62,843	GNR 2005-13 SD -1ML+680 2	10,991
41,980	GNR 2005-81 SD -1ML+630 1	2,701
223,509	GNR 2006-47 SA 1ML+680 8/	46,290
259,430	GNR 2009-106 SU IO INV 5/	43,986
52,754	GNR 2009-45 AI IO 1ML+596	6,823
181,489	GNR 2009-61 SA 1ML+670 8/	31,321
196,891	GNR 2009-61 WQ 1ML+625 11	30,708
45,264	GNR 2009-68 SL 1ML+675 4/	6,062
1,311,895	GNR 2009-HO1 FA 1.4 11/59	1,334,779
73,969	GNR 2010-107 SG -1ML+615	5,036
65,276	GNR 2010-109 SB -1ML+660	12,421
321,899	GNR 2010-115 SP -1ML+540	46,177
509,807	GNR 2010-117 PS 1ML+600 1	43,542
366,245	GNR 2010-14 SC -1ML+480 8	43,990
202,086	GNR 2010-146 GS IO ML+610	13,645
143,994	GNR 2010-147 S -1ML+665 1	27,179
158,663	GNR 2010-151 SM -1ML+608	27,166
151,891	GNR 2010-151SA IO ML+605	25,291
175,365	GNR 2010-160 SW 1ML+655 1	17,035
97,837	GNR 2010-3 MS IO 1ML+655	9,729
75,044	GNR 2010-31 GS 1ML+650 3/	7,380
21,063	GNR 2010-39 SP -1ML+655 1	1,189

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
52,843	GNR 2010-42 BS -1ML+648 4	$9,438
52,843	GNR 2010-47 AS -1ML+644 4	9,361
113,623	GNR 2010-47 VS -1ML+625 1	16,650
405,655	GNR 2010-50 QS 1ML+655 12	41,109
168,346	GNR 2010-57 QS -1ML+650 5	30,237
277,689	GNR 2010-60 S -1ML+650 5/	50,899
291,195	GNR 2010-62 SB -1ML+575 5	44,898
277,557	GNR 2010-68 SD -1ML+658 6	41,667
75,393	GNR 2010-69 SP -1ML+665 6	4,924
55,300	GNR 2010-76 SH -1ML+650 5	9,929
78,165	GNR 2010-85 HS IO 1ML+665	10,777
53,193	GNR 2010-85 JS -1ML+657 4	9,132
179,904	GNR 2010-87 SK IML+650 7/	28,502
617,815	GNR 2010-H010 FC 1ML+100	623,641
1,141,054	GNR 2010-H20 AF 1ML+33 10	1,129,646
1,010,451	GNR 2010-H24 FA 1ML+35 10	1,000,961
462,073	GNR 2011-11 SA -1ML+600 1	74,454
37,235	GNR 2011-32 S IO -1ML+600	5,769
121,808	GNR 2011-4 PS -1ML+618 9/	19,166
207,917	GNR 2011-40 SA -1ML+613 2	16,269
211,552	GNR 2011-81 SA -1ML+540 6	27,826
306,344	GNR 2011-H09 AF IML+50 3/	305,199

	Total Government National Mortgage Association	$17,828,538

	Total U.S. Government and Agency Securities	$227,517,679

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
	Other Fixed Income Securities
50,089	21ST CENTY FOX 4.5 2/15/21	$53,826
1,500,000	ABN AMRO BANK 4.75 7 1A 7/28/25	1,495,050
1,200,000	ABN AMRO BK 2.45 6/04/20 1A	1,189,694
117,120	ACCR 2003-3 A1 5.21 1/25/34	113,005
496,345	ACE 2006-SL3 A1 1ML+10 6/25/36	98,680
300,000	ACRE 10-ARTA A2FX 4.9543 1/14/29	321,992
18,000	AES CORP 8% 6/01/20	19,800
65,000	AESOP 2010-5A A 3.15 144A 3/20/17	65,164
429,183	AHM 2005-4 1A1 1ML+29 3/25/35	361,861
117,000	AIG 6.25% 87-37 HYBRD 3/15/37	127,823
400,000	ALLY FINL 2.75 1/30/17	399,000
200,000	ALLY FINL 3.5 7/18/16	200,500
84,000	AMERADA HES CO 7.875 10/01/29	91,766
142,000	AMERADA HESS CO 7.3 8/15/31	140,958
322,000	AMERICAN EXP CO 2.65 12/02/22	312,042
353,000	AMEX 6.8% 9/01/66	355,648
115,000	ANADARKO PETRO 6.375 9/15/17	120,589
420,000	ANHEUSER BUSCH 5% 4/15/20	459,755
360,000	ANHEUSER BUSCH 5.375 1/15/20	398,505
274,818	ARC 2004-1 A5 1ML+50 10/25/34	270,454
100,000	AT&T INC 2.45% 6/30/20	98,520
900,000	AT&T INC 3.4% 5/15/25	865,094
167,000	AT&T INC 5.5% 2/01/18	178,516
300,000	ATHENS URBAN TRANS 4.851 9/19/16	301,113
333,848	AWAS FINANCE LUX TERM 7/16/18	335,746
14,000	BAC CAP XIV 5.63/VR PERP 12/31/49	10,340
264,062	BALTA 2004-9 3A1 CSTR 9/25/34	249,615
274,901	BALTA 2005-2 2A4 CSTR 4/25/35	261,096
600,000	BANCO BILBAO VZ 9 VAR PO 12/31/49	642,385
2,100,000	BANK OF AMERICA 4.125 1/22/24	2,170,085
1,000,000	BANKAMER 4.1% 7/24/23	1,034,402
800,000	BARCLAYS PLC 8%/VAR PERP 12/31/49	942,212
1,700,000	BBCCR 15-GTP A 3.966 08R 8/10/33	1,751,712
671,296	BFAT 2007-SR1A M2 1ML+90 3/25/37	567,258
30,000	BIRMINGHAM AL 5.5 4/01/41	34,327
13,687	BSABS 05-SD4 2A1 1ML+40 1 12/25/42	13,669

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
403,615	BSABS 2005-AQ2 A3 1ML+36 9/25/35	$403,783
262,823	BSABS 2005-CL1 A1 1ML+50 9/25/34	240,922
349,891	BSARM 2004-10 12A3 CSTR 1/25/35	346,083
250,000	CA ST 7.3% 10/01/39	349,898
110,000	CALPINE 7.875 1/15/23 144A	117,150
300,000	CC HOLDINGS 3.849 4/15/23	294,636
1,800,000	CCO SAFARI II 4.464 14 7/23/22	1,793,736
40,000	CF INDUS HLDS 7.125 5/01/20	45,137
700,000	CHICAGO IL 7.75% 1/01/42	708,393
40,000	CHICAGO OHARE 5.625 1/01/35	46,191
80,000	CHICAGO OHARE TAXM 5.5 1/01/31	92,484
1,010,000	CITIGROUP 3.953% 6/15/16*	1,023,987
50,000	CLARK CO NV PFC 5.25 7/01/39	56,360
20,000	COMCAST CORP 6.3 11/15/17	21,760
130,000	COMMNWLTH BNK AUST 5 144C 10/15/19	141,983
250,000	CONOCOPHILLIPS 6% 1/15/20	278,543
400,000	CREDIT AGRC 7.875 PE RS 12/31/49	409,000
400,000	CREDIT AGRICOLE 8.125 9T 9/19/33	440,851
800,000	CREDIT SUISSE 2.75 3 1A 3/26/20	792,494
600,000	CREDIT SUISSE 3.125 15 12/10/20	597,545
321,027	CVS CAREMARK 6.943 1/10/30	367,073
895,697	CWALT 05-36 2A1A 1ML+31 8/25/35	716,090
360,641	CWALT 2005-36 3A1 CSTR 8/25/35	307,990
129,732	CWALT 2005-61 1A1 1ML+26 12/25/35	115,645
86,221	CWALT 2006-OA1 2A1 1ML+21 3/20/46	64,841
81,921	CWHL 2004-23 A CSTR 11/25/34	70,960
263,015	CWHL 2006-HYB3 2A1A CSTR 5/20/36	241,015
450,000	DAIMLER FIN 2.625 9/15/16	453,902
150,000	DAIMLER FINANCE 3.87 144D 9/15/21	155,874
447,226	DEFT 2015-2 A1 0.6 1 14T 10/24/16	447,226
121,454	DELTA AIR 6.821% 8/10/22	139,891
1,000,000	DEPOSITORY 4.875/VAR 14Y 12/31/49	992,500
30,000	DEVON ENERGY CO 5.6 7/15/41	22,659
945,000	DIAGEO CPTL PLC 4.828 7/15/20	1,031,966
125,000	DISH DBS 7.875 9/01/19	135,938
93,210	DMSI 2004-4 7AR2 1ML+45 6/25/34	85,704
800,000	DNB BK ASA MTN 3.2 4 144A 4/03/17	815,488

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
161,261	DORIC NIMROD 5.125 1 144A 11/30/24	$165,076
500,000	ECOPETROL SA 5.375 6/26/26	426,250
150,000	EFCT 2004-1 A5 VAR 6/15/43	142,543
300,000	EKSPORTFINANS 2.375 5/25/16	300,210
500,000	EKSPORTFINANS 5.5 5/25/16	506,285
200,000	EKSPORTFINANS GLB MTN 5.5 6/26/17	207,988
460,000	EL PASO NAT GAS 8.375 6/15/32	443,498
690,940	ENI FIN USA CP 1.28 6/03/16	690,940
2,072,821	ENI FIN USA IN CP 1.28 6/02/16	2,072,821
10,000	ENTERPRISE PRD 5.7 2/15/42	8,893
430,000	ENTERPRISE PROD 4.05 2/15/22	420,838
300,000	ENTERPRISE PROD 5.2 9/01/20	314,771
900,000	EXP IMP BK KOREA 1.75 2P 2/27/18	891,020
2,100,000	EXP-IMP BANK KOREA 5 4/11/22	2,349,724
400,000	EXPORT IMP BK KORE MTN 4 1/29/21	426,016
700,000	EXPORT IMP KORE 4.375 9/15/21	756,219
200,366	FFML 2004-FF3 M1 1ML+55 5/25/34	187,118
45,897	FHAMS 2006-FA8 1A8 0 2/25/37	24,402
90,000	FIRST SEC UT 9.35 1/ 144A 1/10/23	106,875
1,552,715	FLAT 2007-1 A1A 3ML+231 10/15/21	1,514,799
1,100,000	FORD MTR CR LLC 4.25 2/03/17	1,123,880
200,000	FORD MTR CR LLC 5.875 8/02/21	223,036
200,000	FORD MTR CR LLC 8.125 1/15/20	235,646
100,000	FORD MTR CREDIT CO 8 12/15/16	105,712
202,000	FRENSENIUS MED 6.875 7/15/17	215,635
80,000	GA MEAG 6.655% 4/01/57	94,998
260,000	GECMC 2007-C1 A4 5.543 12/10/49	267,444
1,300,000	GENERAL MTR 3.2 7/13/20	1,279,981
411,000	GLITNIR 3ML+273.25 6 144A 6/15/16	—
279,000	GLITNIR BK MTN 6.33 144A 7/28/11	86,490
121,401	GMACM 04VF1 A1 MBIA1ML+75 2/25/31	119,287
21,000	GOLDMAN SACHS 5.793/VR PE 12/31/49	14,805
10,000	GOLDMAN SACHS GLB 7.5 2/15/19	11,444
300,000	GOLDMAN SACHS GRP 3.5 1N 1/23/25	295,073
780,000	GS GRP MTN 6.25 2/01/41	930,333
426,998	GSMPS 2005-RP1 1AF 1ML+35 1/25/35	359,032
3,479,550	GSMS 2011-GC3 X IO 3 144A 3/10/44	82,655

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
142,736	GSR 2005-AR5 2A3 CSTR 10/25/35	$125,770
1,230,000	HCA INC 6.5% 2/15/20	1,340,085
1,000,000	HEINZ (H.J.) CO 5 7/15/35	1,024,597
200,000	HELLENIC RAILW 5.014 12/27/17	198,875
480,000	HESS CORP 8.125% 2/15/19	544,159
660,000	HSBC FINANCE CO 6.676 1/15/21	757,519
222,199	HVMLT 05-15 2A11 1ML+27 10/20/45	196,144
521,201	HVMLT 2004-5 2A6 CSTR 6/19/34	493,562
317,983	HVMLT 2006-13 A 1ML+18 11/19/46	238,132
1,360,000	ILFC MTN 6.75 9/01/16 144A	1,397,400
111,921	IMSA 2006-1 1A2B 1ML+20 5/25/36	95,313
320,108	INDA 2007-AR7 1A1 CSTR 11/25/37	298,573
884,672	INDX 05-AR14 2A1A 1ML+30 7/25/35	725,634
123,056	INDX 2006-AR6 2A1A 1ML+20 6/25/46	91,097
2,100,000	ING BK FRN 3ML+78 8/17/18 14G	2,106,285
2,000,000	INTESA SANP B YCD 3ML+138 4/11/16	2,001,522
200,000	INTL LEASE FIN 5.75 5/15/16	202,750
1,100,000	ISAC 2010-1 A3 3ML+90 7/25/45	1,083,830
600,000	JPMC CO 2.55% 10/29/20	594,658
220,000	JPMC CO 4.25% 10/15/20	233,487
4,109,459	JPMCC 2011-C4 XA CSTR 7/15/46	129,001
120,000	JPMCC 2011-C5 A3 4.1712 8/15/46	127,787
146,699	JPMMT 2004-A3 3A3 CSTR 7/25/34	134,456
1,500,000	JPMORGAN CHASE &CO2.251N 1/23/20	1,476,237
70,000	JPMORGAN CHASE 4.35 8/15/21	74,518
1,100,000	JPMORGAN CHASE 5.3 VARP 12/31/49	1,095,875
120,000	KAUPTHING BK 5.75 10/27/21 144A	27,900
1,177,000	KAUPTHING BK 7.625 2/28/15	273,653
130,000	KAUPTHING MTN 7.125 144A 5/19/16	—
772,679	KERR-MCGEE 7.875 9/15/31	716,547
402,274	KERR-MCGEE GLBL 6.95 7/01/24	397,492
69,658	KINDER MORGAN EN 6.85 2/15/20	62,065
203,848	KINDER MORGAN ENER 6 2/01/17	206,391
252,668	KPN NV GLBL 8.375 10/01/30	277,801
495,641	KRAFT FOODS 5.375 2/10/20 W	452,252
64,459	LA CA AIRPT 5 5/15/35	79,758
46,928	LA CA AIRPT 5.25 5/15/39	55,891

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
640,833	LANDSBANK IS MTN6.1 144A 8/25/11	$70,510
115,504	LBUBS 2007-C1 A4 5.424 2/15/40	110,510
169,502	LBUBS 2007-C6 A4 CSTR 7/15/40	161,012
700,000	LLOYDS 7.625% PERP-23 AT1 12/31/49	1,080,441
1,500,000	LLOYDS BANK FRN 3ML+788 8/17/18	1,499,868
483,713	LXS 2006-14N 1A1B 1ML+21 9/25/46	364,233
152,231	MARM 2005-1 7A1 CSTR 2/25/35	170,738
181,257	MARM 2006-2 3A1 CSTR 1/25/36	183,653
512,096	MARP 2005-2 1A1F 1ML+35 5/25/35	425,740
47,072	MARTA GA 5% 7/01/39	55,222
189,696	MEDTRONIC MTN 4.45 3/15/20	204,670
1,100,000	METLIFE INC 5.25/VAR PERP 12/31/49	1,119,250
66,553	MEXICO GOV 6.05% 1/11/40	63,510
328,258	MEXICO GOVT 5.55 1/21/45	338,250
136,132	MLCC 2003-F A1 1ML+32 10/25/28	130,076
958,718	MLCFC 2007-6 A4 CSTR 3/12/51	1,025,280
68,273	MLMI 2004-A3 4A3 CSTR 5/25/34	69,978
41,711	MLMI 2006-A1 1A1 CSTR 3/25/36	66,703
836,743	MLMI 2007-SD1 A1 1ML+45 2/25/47	562,603
387,506	MLMT 2006-C1 A4 CSTR 5/12/39	388,714
699,384	MORGAN STANLEY 2.65 010 1/27/20	698,341
1,089,286	MPLX LP 4.875 6/01/25 1A	984,500
15,545	MSC 2006-IQ11 A4 CSTR 10/15/42	14,179
14,710	MSM 2005-3AR 3A CSTR 7/25/35	15,122
150,000	MUNICIPAL EC AT GA 6.637 4/01/57	180,017
973,692	MURRAY ST INV TR STEP 3/09/17	927,298
41,776	NATL SEMICOND GLB 6.6 6/15/17	42,987
29,859	NOBLE ENERGY IN 8.25 3/01/19	33,554
656,753	NORDEA BK 4.875 5/13/21 144A	712,279
205,000	NORTHSTR ED FIN 2007-1 OT 1/29/46	231,544
1,720,000	NOVO BANCO SA 5% 5/14/19	1,624,465
500,000	NY&PRSBTN HSP 4.024 8/01/45	472,354
412,718	OCCIDENTAL PETE 3.125 2/15/22	410,823
2,080,814	OHA CR 3ML+122 5/15/23 1A	2,070,210
2,000,000	PENAR 15-2A A1 1ML+40 5R 5/18/19	1,993,640
75,383	PEPSICO INC 7.9% 11/01/18	87,893
292,383	PETROBRAS BV 2 5/20/16	295,500

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
194,000	PETROBRAS BV 3ML+162 5/20/16	$195,000
89,000	PETROBRAS BV 3ML+214 1/15/19	76,000
416,294	PETROBRAS BV 4.375 5/20/23 2S	369,600
268,125	PETROBRAS GLB FRN 3ML+2S 3/17/20	213,000
960,106	PETROBRAS INTL 3.5 2/06/17	935,000
298,836	PETROBRAS INTL 3.875 1/27/16	298,800
779,168	PETROBRAS INTL 5.75 1/20/20	628,000
372,805	PFIZER INC 3.4% 5/15/24	379,639
103,260	PG&E 8.25% 10/15/18	122,052
21,344	POTASH CORP 4.875 3/30/20	21,690
108,034	PRIME 2005-2 2A1 CSTR 10/25/32	110,422
30,241	QEP RESOURCES 6.875 3/01/21	24,600
149,198	RAYTHEON 3.125% 10/15/20	155,498
900,000	RBS 9.5/VRN 3/16/22 RGS	972,659
190,922	RBSGC 2007-B 1A4 1ML+45 1/25/37	151,529
152,859	REYNOLDS AMERN 6.75 6/15/17	163,335
29,977	ROGERS COMMUNIC 6.8 8/15/18	33,489
63,525	ROYAL BK SCOTLAND 7.648/VR 12/31/49	86,713
520,335	ROYAL BK SCOTLAND 6.4 10/21/19	577,010
194,989	SACO 2005-WM3 A3 1ML+35 9/25/35	184,413
539,600	SAIL 2003-BC11 M1 1ML+6L 10/25/33	544,110
456,428	SAMI 2006-AR6 1A1 1ML+18 7/25/46	346,760
359,271	SANTA CL TRANS TAXM 5.876 4/01/32	397,043
800,000	SANTAN 6.25 09/PERP-215 12/31/49	812,889
22,976	SAST 2002-3 M1 1ML+75 12/25/32	26,873
130,800	SAST 2003-3 M1 1ML+65 12/25/33	156,866
624,423	SHELL INTL FIN 4.375 3/25/20	644,501
278,513	SHELL INTL FIN 6.375 12/15/38	330,798
326,250	SLM CORP MTN 6% 1/25/17	307,500
694,800	SLM CORP MTN 8% 3/25/20	592,800
299,740	SLM MTN 5.625 8/01/33	251,920
278,438	SLMA 2003-11 A6 3ML+29 12/15/25	289,500
457,968	SLMA 2004-3 A5 3ML+17 7/25/23	468,450
2,400,000	SLOVENIA GOVT 5.85 5 REGS 5/10/23	2,734,488
500,000	SLOVENIA REP 5.25 2/18/24 REGS	551,875
2,300,000	SLOVENIA REP 5.5 10/ REGS 10/26/22	2,567,223
1,575,024	SOCIETE GEN 4.25 4/14/25 14E	1,510,786

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
63,033	SOUTHRN NAT GAS 5.9 4/01/17	$64,064
24,413	SOUTHRN NAT GAS 8 3/01/32	20,622
317,866	SOUTHWESTERN EN 4.1% 3/15/22	188,688
9,996	SUMITOMO BK 3.1 1/14/16 144A	10,005
55,363	TENN GAS PIPELI 7.625 4/01/37	47,725
159,694	THERMO FISHER 3.6 8/15/21	162,510
237,317	TVA 5.25% 9/15/39	290,282
515,381	TVA 5.98% 4/01/36	598,812
39,346	UAL PASS THRU ETC 9.75 1/15/17	41,510
782,405	UBS AG 7.625 8/17/22 LT2 CO	741,000
100,000	UK GILT 1.75% 9/07/22	148,589
196,590	UNITED BUSNS 5.75 11/03/20 144A	213,769
215,965	UNITED MEX STATES 4.6 1/23/46	191,160
351,613	UNITEDHEALTH GRP 6 2/15/18	402,444
499,980	VERIZON COM 3.65 9/14/18	522,945
399,480	VERIZON COM 4.5% 9/15/20	429,822
200,000	VERIZON COMM 3ML+175 9/14/18	204,787
502,975	WAMU 05-AR15 A1A1 1ML+26 11/25/45	463,996
414,158	WAMU 05-AR15 A1A2 1ML+28 11/25/45	349,833
192,368	WAMU 05-AR17 A1A2 1ML+29 12/25/45	168,235
429,114	WAMU 06-AR14 1A3 CSTR 11/25/36	623,906
1,757,707	WAMU 2004-AR10 A1A 1ML+44 7/25/44	2,069,240
188,858	WAMU 2004-AR8 A1 1ML+42 6/25/44	174,267
1,020,127	WAMU 2005-AR18 1A3A CSTR 1/25/36	1,223,638
354,997	WAMU 2005-AR7 A4 CSTR 8/25/35	351,387
72,266	WAMU 2005-AR8 1A1A 1ML+27 7/25/45	66,369
192,690	WAMU 2005-AR9 A1A 1ML+32 7/25/45	180,956
335,671	WAMU 2007-HY4 4A1 CSTR 9/25/36	294,241
27,789	WELLPOINT GLB5.875 6/15/17	29,600
571,495	WELLPOINT INC 7% 2/15/19	573,087
419,430	WFMBS 2006-AR11 A6 CSTR 8/25/36*	473,183
242,393	WFRBS 2011-C4 A4 0 6/15/44*	263,706
116,595	WILLIAMS COS 7.75 6/15/31	74,361
111,994	WILLIAMS COS 7.875 9/01/21	89,100
15,828	WILLIAMS COS 8.75 3/15/32	9,797
1,000,000	WYNN LAS VEGAS 5.5 3 1A 3/01/25	891,250

	Total Other Fixed Income Securities	$116,924,037

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
	Cash, Cash Equivalents and Other Investments
	Cash and Cash Equivalents
	CASH	$(2,686,889)
	Cash Collateral	2,177,461
10,853,157	BBH STIF FUND	10,853,157
1,401,055	SSBK STIF FUND*	1,401,055
6,325,024	Fidelity Institutional Money Market Government Portfolio Class I*	6,325,024
1,314,266	JP MORGAN 100% US TREASURY SEC MMF*	1,314,266
7,817,590	JPM PRIME MMF AGENCY SHAR*	7,817,590
4,330,711	JPM TREASURY PLUS MMF AGC*	4,330,711

	Total Cash and Cash Equivalents	$31,532,375

	Swap Contracts
	Credit Default Swaps
1,200,000	BARC CDS 01O99VAA3 5% 3/20/19	$156,990
5,300,000	BOAM CDS 91086QAW8 1% 12/20/19	(82,288)
1,700,000	CDS BOA CORP SNR GST 12/20/20	22,944
400,000	CDS BOA VLKS INT F SR 12/20/16	(10,373)
700,000	CDS JP VOLKS INT F SR 12/20/17	(4,321)
200,000	CS CDS 01O99VAA3/5% 3/19 SWAP	26,165
1,800,000	GS CDS 247025AE9 1% 12/20/19	(192,180)
800,000	GS CDS 852061AF7 5% 12/20/19	(115,201)
300,000	GS CDS 91086QAW8 1% 12/20/19	(4,658)

	Total Credit Default Swaps	$(202,922)

	Interest Rate Swaps
7,100,000	BOA IRS SWAP P1.73% 08/26/25	$57,533
1,200,000	BOA IRS SWAP P.415% 9/23/16	2,586

	Total Interest Rate Swaps	$60,119

	Total Swap Contracts	$(142,803)

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
	Option Contracts
	Interest Rate Options
2,100,000	IRO USD 10Y P 2.58% 5/12/16 MYC	$13,018
4,900,000	IRO USD 10Y P 2.58% 5/23/16 MYC	33,806
(19,900,000)	IRO USD 2Y1Y P 2.5% 5/12/16 MYC	(9,801)
(46,400,000)	IRO USD 2Y1Y P 2.5% 5/23/16 MYC	(26,065)
2,000,000	IRO USD 30Y P2.905% 8/20/18 MYC	177,060
(15,400,000)	IRO USD 5Y P 1.9% M 2/16/16 MYC	(34,691)
(11,700,000)	IRO USD 5Y P2.8% 08/20/18 MYC	(193,957)
600,000	IRO USD PUT 2.94% T 8/20/18 GLM	51,090

	Total Interest Rate Options	$10,460

	Currency Options
(2,000,000)	OTC EUR/USD P 1.081%5 1/15/16BOA	$(10,942)
(800,000)	OTC EUR/USD@ 1.0815% 1/22/16 CBK	(5,024)
(1,400,000)	OTC USD/BRL C 4.45% 1/14/16 GLM	(725)
(1,200,000)	OTC USD/BRL CAL 4.6% 3/14/16FBF	(11,309)
(900,000)	OTC USD/CNH C 6.85% 6/1/16 SCX	(10,267)
(900,000)	OTC USD/MXN C 17.4% 2/5/16 GLM	(9,030)
(900,000)	OTC USD/MXN C 17.65% 3/08/16 GLM	(10,413)
(600,000)	OTC USD/RUB CAL 87 12/8/16 HUS	(31,907)
(300,000)	OTC USD/RUB CALL 74 3/9/16 SOG	(10,548)

	Total Currency Options	$(100,165)

	Total Option Contracts	$(89,705)

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
	Futures Contracts***
(16,233,190)	90DAY STERLING FUT DEC16 L Z6	$—
(6,540,362)	90DAY STERLING FUT SEP17 L U7	(663)
(21,565,140)	CME IRS 1.5% 10/1/17	(2,930)
(508,392)	CME IRS 2% 12/16/19	(460)
(7,242,118)	CME IRS 2.75% 12/16/45	(58,738)
11,782	CME IRS 6.53% 6/5/25	25
1,993,890	CME IRS MXN 5.975% 9/16/22	4,035
2,404,238	CME IRS MXN 6% 06/07/22	4,694
(9,591,565)	CME IRS USD 1% 6/16/17	(1,378)
(1,694,604)	CME IRS USD 2.25% 6/15/26	(6,949)
(5,116,959)	CME IRS USD 2.35% 08/05/25	(15,781)
(482,641)	CME IRS USD 2.5% 15/6/46	(4,006)
343,239	EURO BUND FUTURE MAR16 RXH6	—
(23,210,950)	EURO$ 90 DAY FUT DEC 16 EDZ6	(3,525)
(245,563)	EURO$ 90 DAY FUT DEC 17 EDZ7	(50)
(7,184,750)	EURO$ 90 DAY FUT JUN 16 EDM6	(725)
(13,313,700)	EURO$ 90 DAY FUT MAR 17 EDH7	(2,025)
4,828,191	EURO-BOBL FUTURE MAR16 OEH6	—
727,101	EURO-SCHATZ FUT MAR16 DUH6	—
(11,239,367)	GS IRS GBP1.837% 6/10/17CME SP	(405)
(711,692)	IRS USD 2% 12/16/19 LCH CME	(709)
(10,606,019)	LCH IRS 1.75% 12/16/18	(4,853)
(11,762,221)	LCH IRS 2% 12/16/20	(19,714)
(21,021,454)	LCH IRS 2.25% 12/16/22	(62,926)
(1,750,557)	LCH IRS 2.5% 12/16/25	(6,800)
(13,071,967)	LCH IRS 2.75% 12/16/2045	(105,473)
(16,369,148)	LIBOR GBP 90DAY FUT JUN17 L M7	—
(56,280,460)	LIBOR GBP 90DAY FUT MAR17 L H7	—
—	MANUAL MTM (EUR)	(1)
1	MANUAL MTM (EUR)	(140,528)
10,617,649	UBS IRS MXN 5.43% 11/21CME SWP	19,441
(35,757,375)	US 10YR FUT MAR16 TYH6	(84,313)
47,564,766	US 5YR NOTE FUT MAR16 FVH6	56,532
(5,073,750)	US LONG BOND FUT MAR16 USH6	(16,500)

	Total Futures Contracts	$(454,725)

TIME WARNER SAVINGS PLAN

EIN: #13-4099534                  Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2015

Shares or Units	Description	Current Value
	Other Investments
1,450	CITIGROUP CAP XIII 7.875*	$37,687

	Total Other Investments	$37,687

	Total Cash, Cash Equivalents and Other Investments	$30,882,829

	Total Investments Excluding Net Receivables from Participants	$4,138,710,865

	Notes Receivable from Participants (interest rates from 4.25% to 10.50% maturing through January 2031)*	57,892,745

	Total Investments	$4,196,603,610

*	Indicates party-in-interest to the Plan.
**	Represents an adjustment to the value of Synthetic Investment Contracts, which is related to the purchase and sale of certain assets pending settlement at December 31, 2015.
***	Negative “shares or units” represents the notional values of futures contracts with short positions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 23, 2016	By:	/s/ Daniel J. Happer
Name: Daniel J. Happer
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm